SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2007

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated March 01, 2007 and titled: Glu Mobile and Nokia announce collaboration to bring Glu games to N-Gage platform

2.	Nokia Press Release dated March 02, 2007 and titled: Nokia wins 3G network contract with RCS & RDS in Romania.

3.	Nokia Press Release dated March 05, 2007 and titled: Nokia reveals new games, publishers and tools for its mobile gaming platforms

4.	Nokia Press Release dated March 05, 2007 and titled: Nokia sets the quality standard for connected mobile games with the SNAP Mobile Compliance Testing Program

5.	Nokia Press Release dated March 05, 2007 and titled: Indiagames and Nokia to bring games to N-Gage platform

6.	Nokia Press Release dated March 05, 2007 and titled: Winners of the Nokia and SingTel Multiplayer Game Quest 2006 unveiled

7.	Nokia Press Release dated March 06, 2007 and titled: Nokia announces platforms to connect advertisers and media publishers with mobile

8.	Nokia Press Release dated March 06, 2007 and titled: Nokia and University of Cambridge to partner on research

9.	Nokia Press Release dated March 07, 2007 and titled: Nokia Software Updater makes updating your mobile device quick and easy

10.	Nokia Press Release dated March 07, 2007 and titled: Nokia realigns its devices sales organization in North America

11.	Nokia Press Release dated March 08, 2007 and titled: Nokia wins GSM/EDGE network and managed services contract with new Slovenian operator Tusmobil

12.	Nokia Press Release dated March 13, 2007 and titled: Nokia Scandinavia’s Web 2.0 Sales Store awarded for eExcellence at CeBIT

13.	Nokia Press Release dated March 14, 2007 and titled: Nokia, Sprint Nextel to Roll Out Mobile WiMAX Services in Texas

14.	Nokia Press Release dated March 14, 2007 and titled: Nokia Siemens Networks will begin operations on April 1, 2007

15.	Nokia Press Release dated March 15, 2007 and titled: Nokia Receives Frost & Sullivan’s 2007 North American Mobility Award for Mobile Device Management

16.	Nokia Press Release dated March 16, 2007 and titled: Nokia 6288: Captivating slide phone with leading-class video capture and playback capabilities

17.	Nokia Press Release dated March 19, 2007 and titled: Nokia files Patent Exhaustion Case against Qualcomm in Germany and the Netherlands

18.	Nokia Press Release dated March 21, 2007 and titled: Cyfrowy Polsat chooses Nokia as its core network supplier

19.	Nokia Press Release dated March 22, 2007 and titled: Nokia N95 multimedia computer starts shipping

20.	Nokia Press Release dated March 26, 2007 and titled: Nokia to set up a new mobile device factory in Romania

21.	Nokia Press Release dated March 27, 2007 and titled: Nokia and University of Technology, Helsinki, to partner on research in nanotechnology

22.	Nokia Press Release dated March 27, 2007 and titled: Future Nokia Siemens Networks counts down to start date at CTIA Wireless 2007

23.	Nokia Press Release dated March 27, 2007 and titled: Nokia: “Convergence” on the future of mobility

24.	Nokia Press Release dated March 28, 2007 and titled: Nokia and EMI Music announce global marketing and content agreement

25.	Nokia Press Release dated March 29, 2007 and titled: Nokia brings bold style of the L'Amour Collection to CDMA markets worldwide

26.	Nokia Press Release dated March 29, 2007 and titled: Nokia 5700 XpressMusic: Adding a new twist to mobile music

27.	Nokia Press Release dated March 29, 2007 and titled: Nokia 5070: Fun and function

PRESS RELEASE

March 01, 2007

Glu Mobile and Nokia announce collaboration to bring Glu games to N-Gage platform

Espoo, Finland - Nokia, the world leader in mobile communications, and Glu Mobile, a leading global publisher of mobile games, announced today that Glu will be publishing a selection of mobile games and content on the N-Gage platform. Glu’s portfolio of top-rated games includes original titles like Super K.O. Boxing!, Stranded and the Ancient Empires franchise, as well as titles based on major brands from Atari, Harrah’s, Hasbro, Microsoft, PlayFirst, PopCap Games  and Sony.

“Glu Mobile is one of the driving forces in the mobile gaming industry and we’re excited to be working with them to bring premium mobile game experiences to our N-Gage platform,” said Gregg Sauter, Director, Games Publishing, Nokia. “Glu’s reputation and experience in creating compelling mobile games makes them a natural fit for the N-Gage platform.”

“We’re excited to be part of Nokia’s mobile gaming efforts, and are impressed with the offering that Nokia has brought together with its new N-Gage Platform,” said Kristian Segerstråle, Managing Director, EMEA, Glu Mobile. “The combination of Nokia’s hardware and mobile platform vision and expertise along with Glu’s top-rated, quality mobile games will deliver consumers a truly unique immersive entertainment experience.”

The first Glu title currently planned for the platform is World Series of Poker® Texas Hold’em (WSOP), which allows players to compete at tables with up to eight mobile gamers against WSOP champions such as Chris “Jesus” Ferguson and Scott Fischman. World Series of Poker Texas Hold’em is among the portfolio of games, applications and wallpapers that Glu is developing and publishing based on a multi-year, worldwide alliance with Harrah’s License Company, LLC, an affiliate of Harrah’s Entertainment, Inc. (NYSE: HET).

About N-Gage

Nokia is an innovator in mobile, interactive entertainment and is re-defining the mobile gaming experience. Starting in 2007, Nokia’s N-Gage platform will allow consumers around the world to easily find, buy, play and manage premium quality mobile games on upcoming Nokia Nseries multimedia computers and other Nokia S60 devices.  N-Gage offers a global games platform that includes community features that allow users to easily interact with friends and share gaming experiences - anytime, from anywhere   Nokia is working with the world’s leading publishers to deliver a broad portfolio of exciting, high quality games.

www.n-gage.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Glu Mobile

Glu is a leading global publisher of mobile games. Its portfolio of top-rated games includes original titles Super K.O. Boxing!, Stranded and the Ancient Empires franchise, and titles based on major brands from Atari, Harrah’s, Hasbro, Microsoft, PlayFirst, PopCap Games, SEGA and Sony. Founded in 2001, Glu is based in San Mateo, California and has offices in London, Hong Kong, France, Germany and Brazil. Consumers can find high quality, fresh entertainment created exclusively for their mobile phones wherever they see the ‘g’ character logo or at www.glu.com.

GLU MOBILE, GLU, and the ‘g’ character logo are trademarks of Glu Mobile. All other names and trademarks are trademarks or registered trademarks of their respective owners.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Glu Mobile

Kathy de Leon

650.532.2421

Kathy.deleon@glu.com

Glu Mobile EMEA

Asam Ahmad

+44 20 3100 1174

asam.ahmad@glu.com

www.nokia.com

PRESS RELEASE

March 02, 2007

Nokia wins 3G network contract with RCS & RDS in Romania

The agreement marks a new customer for Nokia

Espoo, Finland - Romanian fixed and greenfield mobile operator, RCS & RDS, has selected Nokia as its WCDMA 3G core and radio network supplier. With Nokia’s support the operator will be able to quickly enter the Romanian 3G mobile market and offer a wide range of services under the brand name Digi.Tel. RCDS & RDS has recently launched its 3G service.

“Fast time to market and cost-efficiency are of key importance to RCS & RDS in launching 3G services in Romania,” says Alexandru Oprea, President of RCS & RDS. “Nokia’s high-quality network and services provide us the support that we need in acquiring customers and offering them the best 3G mobile services in Romania.”

“Acquiring new customers and generating customer loyalty depends largely on how reliably services are delivered. The technical service delivery machinery, the network, must be properly designed and assured. We are confident that RCS & RDS will be able to make a strong entry to the Romanian 3G mobile market thanks to Nokia’s solutions such as the Nokia Flexi WCDMA Base Station and the Nokia MSC Server mobile softswitch,” says Filip Rommelaere, General Manager for the Balkans, Networks, Nokia.

Nokia’s WCDMA 3G radio and core network supply to RCS & RDS includes the Nokia Flexi WCDMA Base Station, the Nokia MSC Server mobile softswitch and the Nokia Flexi Intelligent Service Node (ISN). The network will be supported by the Nokia NetAct(TM) network and service management system. Nokia will also provide RCS & RDS with network planning, implementation, project management, maintenance, 3rd party support, hardware repair, and training services. Deliveries have started.

In WCDMA 3G, Nokia has 67 customers to date. Almost half of the commercially launched WCDMA 3G networks have Nokia equipment. Nokia Flexi WCDMA Base Station is a space-saving modular innovation that enables operators to make more efficient use of their base station sites, leading to significant site cost savings through reduced site construction work, quick base station installation and decreased power consumption. All these make the Nokia Flexi WCDMA Base Station an environmentally friendly solution.

Nokia is creating seamless personalized user experiences in fixed and mobile networks thanks to the Nokia Unified Core Network solution. With close to 130 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide.

About RCS&RDS S.A.

RCS & RDS is one of the leading telecommunication service providers in Romania and the Baltics and offers fully integrated telecommunication solutions and services to business and residential users: cable and satellite television, Internet, data communication, and fixed and mobile telephony. The services are based on RCS & RDS’ modern technology and self-operated network.

In December 2006, RCS & RDS won the contest for a 3G licence, issued by IGCTI (Inspectoratul General pentru Comunicare si Tehnologia Informatiei). In March 2007, the company launched its 3rd generation mobile communications service - branded as Digi.Tel. For more information, please visit www.rcs-rds.ro.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31399

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 05, 2007

Nokia reveals new games, publishers and tools for its mobile gaming platforms

Game Developers Conference 2007, San Francisco, CA - Nokia, the world leader in mobile communications, today announced the latest games and publishers for its new N-Gage mobile gaming platform. Updated software development tools for the N-Gage platform and a new testing program for SNAP Mobile’s JavaTM platform were also introduced today at the conference. These new developments will help bring fun to play connected mobile gaming experiences to millions of Nokia mobile device owners worldwide.

“We are reinforcing our commitment to this industry with two significant initiatives that will help the mobile games industry evolve. Our N-Gage platform will deliver a global games platform that leverages the performance of the tens of millions of S60 converged devices that we are shipping each year,” said Gregg Sauter, Director of Games Publishing, Nokia. “Likewise, our support for Java development continues to evolve with more tools for developers supporting SNAP Mobile.”

Sauter will expand on these new developments with a speech at the GDC Mobile sponsored lunch keynote session on Monday 5th March at 1.00pm in Room 134 in the North Hall, Moscone Convention Center in San Francisco. The session, titled ‘The next generation of the N-Gage platform’ will also be available at http://www.forum.nokia.com/gdc and http://www.forum.nokia.com/games later in the week.

New game titles and brands

Nokia introduced a range of games for the new mobile gaming platform including Gameloft’s Asphalt 3, Street Rules, Brothers In Arms, Hell’s Highway, Brain Challenge, Midnight Pool and EA Mobile’s FIFA 2008.

New games publishers on board

Games publishers Glu Mobile, Indiagames and THQ Wireless will be publishing a selection of mobile games and content for the N-Gage games platform. The first Glu title for the platform will be World Series of Poker® Texas Hold’em (WSOP), which allows players to compete at tables with up to eight mobile gamers against WSOP champions such as Chris “Jesus” Ferguson and Scott Fischman.

Latest tools to develop next generation mobile content

Nokia also launched its next generation software development kit (SDK 1.0) for the new N-Gage games platform, which enables developers to focus on one code-base to create social connected games across a range of Nokia S60 3rd edition devices. The new N-Gage Zone provides all the tools, documentation, support and updates required to successfully develop games for the N-Gage games platform.

“The availability of the N-Gage SDK 1.0 today is the corner stone of Nokia’s new development eco-system for developers to create connected mobile games in a familiar C++ environment,” said Mark Ollila, Director of Technology & Strategy and Nokia Games Publishing, Nokia. “This single development channel impacts positively on development cycles and budgeting as well as creating new social connected gaming experiences that will lead the way to how people discover, buy and play games in the future.”

For developer information, visit http://forum.nokia.com/games.

New testing program from SNAP Mobile

Nokia furthers its Java(TM) development activities by ensuring all SNAP Mobile connected games offer a consistent game-playing experience with the SNAP Mobile Compliance Testing Program, announced today. This program limits costs by combining a self-testing process with a traditional certification program. It also lowers the barrier of entry to this process and enables growth of high-quality game development by publishers and developers who have signed up for the SNAP Mobile Platform.

During GDC, SNAP Mobile and Forum Nokia will reveal the winners of the Nokia and SingTel Multiplayer Game Quest. Launched in June 2006, this multiplayer Java(TM) game development contest on the SNAP Mobile platform encouraged Forum Nokia PRO developers worldwide to develop multiplayer and cross-platform games for Java-enabled devices in one of three categories: cross-platform games, multiplayer games for males, and multiplayer games for females. Winners will receive cash awards, Nokia devices and promotion for their games from Nokia and SingTel Mobile. For more information, visit http://www.fnpro-apac.com/.

For delegates wishing to expand their knowledge in creating connected mobile games for the future, Nokia is holding four developer workshops at GDC.

- ‘Developing next generation mobile content for Nokia platforms’ presented by Michael Bergen, Business Development Manager, Nokia. Delegates will receive insight about the new N-Gage platform and learn how to access the various developer offerings.

5th March, 2.00 - 2.45pm, Room 120, North Hall, Moscone Convention Center

- ‘Developing a connected mobile game for J2ME handsets using SNAP Mobile’ presented by Matt Levy, Technical Lead & SDK Manager, Nokia. Levy will demonstrate a step-by-step walk-through on developing a connected mobile game for J2ME handsets using SNAP Mobile.

5th March, 3.00 - 3.45pm, Room 120, North Hall, Moscone Convention Center

- ‘The new N-Gage SDK, development tools and platform’ presented by Peter Lykke Nielsen, SDK Product Manager, Nokia. Delegates will get an in-depth look into the new N-Gage SDK, development tools and environment.

6th March, 11.45am - 12.30pm, Room 120, North Hall, Moscone Convention Center

- ‘Designing next generation connected games’ presented by Scott Foe, Producer, Nokia. Foe will discuss what the next generation of gaming means for Nokia and how to design mobile connected games that take advantage of the latest in technology and push the boundaries of what gaming can become.

7th March, 12.00 - 1.00pm, Room 2024, West Hall, Moscone Convention Center

For the latest N-Gage updates and to create a dialogue with N-Gage gaming enthusiasts, visit Future Watch at http://futurewatch.n-gage.com.

Visit the Nokia N-Gage booth in the West Hall, booth #426 at GDC 2007 from 7 - 9th March, to try out Nokia’s next generation mobile gaming platform and to experience game demos on a range of Nokia devices.

About N-Gage

Nokia is an innovator in mobile, interactive entertainment and is re-defining the mobile gaming experience. Starting in 2007, Nokia’s N-Gage platform will allow consumers around the world to easily find, buy, play and manage premium quality mobile games on upcoming Nokia Nseries multimedia computers and other Nokia S60 devices. N-Gage offers a global games platform that includes community features that allow users to easily interact with friends and share gaming experiences - anytime, from anywhere. Nokia is working with the world’s leading publishers to deliver a broad portfolio of exciting, high quality games. www.n-gage.com

About SNAP Mobile

Nokia’s SNAP Mobile is an industry-leading mobile JavaTM gaming solution that covers middleware and technology, hosting, maintenance, and online community management. It is available to 3rd parties for connected mobile game development and publishing, and also offers mobile game community development to operators. The SNAP Mobile platform currently supports a wide variety of Java(TM) MIDP2.0 compliant phones and has a rapidly growing selection of connected mobile games with the variety and level of challenge that appeals to players of all ages. For more information on Nokia’s SNAP Mobile, please visit http://snapmobile.nokia.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE

March 05, 2007

Nokia sets the quality standard for connected mobile games with the SNAP Mobile Compliance Testing Program

Game Developers Conference 2007, San Francisco, CA - Nokia today announced the SNAP Mobile Compliance Testing Program, a groundbreaking initiative that will help to ensure that all SNAP Mobile connected games offer people a consistent game-playing experience. The two-part program includes free initial testing tools for developers to establish a higher standard for connected mobile Java(TM) games coming to market.

“This program benefits both industry stakeholders and end users alike,” explains Markus Huttunen, SNAP Mobile Manager, Nokia. “It ensures the uniform quality and functionality of the connected features in the mobile games that play on our platform. If poor quality games are released to the consumer, there is a risk of spoiling a market that is still in its infancy.”

According to Huttunen, the program limits costs by combining a self-testing process with a traditional certification program. “We want to make sure that cost factors do not inhibit the developer’s ability to ensure that their game meets our standards. Once the game has passed the online-related requirements and functions correctly, it is then validated as suitable for running on the SNAP Mobile platform.”

The SNAP Mobile Compliance Testing Program lowers the barrier of entry to this process and enables growth of high-quality game development by publishers and developers who have signed up for the SNAP Mobile Platform. Through self-testing, they can detect any key issues in the design or code of their games before incurring traditionally high industry certification fees. This process means publishers and developers can bring a larger volume of high-quality mobile games to market.

“The program exemplifies Nokia’s commitment to developers and the mobile gaming industry,” adds Antoine Doumenc, Head of Nokia SNAP Mobile. “Nokia has opened up the development platform for anyone with a great game concept and development skills, without compromising the integrity of the products that ultimately go to market.”

The SNAP Mobile Compliance Testing Program has two distinct parts. The first part allows developers to self-test their own games for free using the provided testing tool. After completing the self-testing, developers will be required to submit their application for compliance testing, which will be conducted by SNAP Mobile-authorized testing houses. Babel Media, the leading testing house in the mobile gaming industry, is participating in the initial launch of the program. SNAP Mobile-authorized testing houses will perform the compliance testing on a fixed price basis per application. Games from SNAP Mobile Platform Licensees that have passed through both parts of the SNAP Mobile Compliance Testing Program are eligible to be published and supported on the SNAP Mobile platform.

About SNAP Mobile

Nokia’s SNAP Mobile is an industry leading mobile JavaTM gaming solution that covers middleware and technology, hosting, maintenance, and online community management. It is available to 3rd parties for connected mobile game development and publishing, and also offers mobile game community development to operators. The SNAP Mobile platform currently supports a wide variety of Java(TM) MIDP2.0 compliant phones and has a rapidly growing selection of connected mobile games with the variety and level of challenge that appeals to players of all ages. More information is available at http://snapmobile.nokia.com. For SNAP Mobile development tools and resources, please visit http://forum.nokia.com/snapmobile.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE

March 05, 2007

Indiagames and Nokia to bring games to N-Gage platform

Game Developers Conference 2007, San Francisco, CA  - Nokia, the world leader in mobile communications and Indiagames, India’s leading mobile game publisher, announced today that Indiagames will be bringing a selection of their mobile game brands to the N-Gage platform.

“Indiagames is a leading force for driving mobile gaming in Asia and the rest of the world, and it’s great to work with a team that has such a global perspective,” said Gregg Sauter, Director of Games Publishing, Nokia. “Indiagames has a great range of content and more importantly, a fantastic understanding of what Asian consumers want out of their mobile gaming experiences.”

“Working with Nokia on the N-Gage platform is a great opportunity for us to deliver great content for a global audience,” said Vishal Gondal, CEO, Indiagames. “We believe in Nokia’s vision of making it easy for people to find and buy high-quality mobile games and we are excited to bring some of our well-known brands to the N-Gage.” Gondal further adds, “Our games have been well received in markets across the world. Our association with Nokia would make access to them easier and take them to a much wider audience. We believe that there has been a great void in the experiential gaming space and that the new N-Gage platform would effectively address this and hence make mobile games entertaining and accessible to consumers.”

As part of its association with Nokia, Indiagames plans to introduce a variety of games across genres that would appeal to mobile gamers of all skill sets.

About N-Gage

Nokia is an innovator in mobile, interactive entertainment and is re-defining the mobile gaming experience. Starting in 2007, Nokia’s N-Gage platform will allow consumers around the world to easily find, buy, play and manage premium quality mobile games on upcoming Nokia Nseries multimedia computers and other Nokia S60 devices.  N-Gage offers a global games platform that includes community features that allow users to easily interact with friends and share gaming experiences - anytime, from anywhere   Nokia is working with the world’s leading publishers to deliver a broad portfolio of exciting, high quality games. www.n-gage.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Indiagames Ltd.

With over 270 professionals based in Mumbai and Los Angeles, Indiagames led by Founder, CEO Vishal Gondal, is primarily engaged in publishing and developing games across Mobile, PC, Consoles and the Internet on various platforms including Java(TM), BREW(TM), I-Mode(TM), Flash Lite(TM) Symbian(TM) and OpenGLES.  As the No.1 game developer and publisher in India, Indiagames controls around 50% of India’s game-related wireless value-added services market and is a global top 20 wireless VAS brand (Source: IGN Survey 2005). The Company has long standing licensing deals with major Hollywood studios like Universal, Fox and New Line Cinema amongst others and direct partnerships with about 80 mobile operators globally spanning 67 countries and 150 channel partners. Major licenses include Bruce Lee, Jurassic Park and “The Office” while key global distribution channels include Verizon, Vodafone, Hutch and Airtel to name a few. The “Games on Demand” service launched by the company in India is an industry first offering consumers a portfolio of PC games which inter-alia include Age of Empires, Toca Racing, Lara Croft Tomb Raider and Brian Lara Cricket.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Indiagames.com

Suhail Baghdadi

Tel. +91 22 25571128

Email: suhail@indiagames.com

PRESS RELEASE

March 05, 2007

Winners of the Nokia and SingTel Multiplayer Game Quest 2006 unveiled

The innovative winning games will be offered to millions of subscribers of SingTel and its regional partners on SNAP Mobile

Singapore - Nokia today announced the winners of the Nokia and SingTel Multiplayer Game Quest 2006, the multiplayer Java(TM) game development contest organized by Forum Nokia, the world’s leading mobile developer program, and SingTel, Asia’s leading communications group, for all Forum Nokia PRO members around the world. Launched in June 2006, the competition gives the winners and runners-up opportunities to offer their games for commercial distribution with SingTel and its regional partners, to more than 112 million subscribers in the Asia Pacific region.

Taking the top prize in the cross platform gaming, multiplayer gaming for the male segment and multiplayer gaming for the female segment categories were G-mode from Japan, Mauj from India, and Taito from Japan respectively, winning more than US$5,000 each in cash and prizes. Runners-up in the categories were Hungama Mobile from India, Activate from Singapore and 01 bit-side from Germany, winning more than US$2,500 each in cash and prizes. *

All of the games developed in the Nokia and SingTel Multiplayer Game Quest 2006 are running on Nokia Series 40 and S60 devices.

Mr Philip Wu, SingTel’s Director of Content Acquisition and Marketing said, “We are pleased that the recent Nokia and SingTel Multiplayer Game Quest 2006 has brought the creation of multiplayer games to new levels and allowed fresh talent to showcase their skills.  This collaboration with Nokia paves the way for SingTel to further leverage on our regional customer base for mobile content distribution and mobile commerce. We would like to congratulate the winners and look forward to bringing the games that they have developed to our local and regional subscribers.”

“The SNAP Mobile platform, which made it so simple for developers to enable Multiplayer mode, has provided SingTel with an efficient and convenient solution by which to offer these exciting online multiplayer games to our customers.”

Regional Director for Forum Nokia in the Asia Pacific region, Mr Shankar Meembat, also praised the participants for their hard work and winning entries, thereby making the joint initiative with SingTel a successful one. The entries were judged on their creativity, attractiveness and entertainment value, quality, playability and user interface.

“Through Forum Nokia PRO, we give operators the ability to reach out to the best developers of mobile applications around the world, hence expanding their revenue opportunities through downloads. The games that were created by the contestants of the Nokia and SingTel Multiplayer Game Quest 2006 - when offered to consumers - are sure to provide the large masses of Nokia mobile device users in Asia Pacific with hours of multiplayer-gaming fun,” he said.

The Nokia and SingTel Multiplayer Game Quest 2006 was run on SNAP Mobile, Nokia’s end-to-end solution for developing connected Java(TM) mobile games.

“Using the connected multiplayer features embedded in the SNAP Mobile platform, publishers and developers participating in the competition have been able to create some exciting new games that push the Java envelope,” said SNAP Mobile head, Antoine Doumenc. “They range from arcade games with online features that enhance the playing experience, to exciting sports games with realistic head-to-head action.”

For more information about the Game Quest and winners, go to www.fnpro-apac.com

*A more detailed description of the games and developers can be found below.

About SingTel

SingTel is Asia’s leading communications group with operations and investments around the world.  Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia’s largest multi-market mobile operator, serving more than 112 million customers in seven markets.

SingTel employs about 20,000 people worldwide and had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006.  More information can be found @ www.singtel.com and www.optus.com.au.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About SNAP Mobile

Nokia’s SNAP Mobile is an industry leading mobile JavaTM gaming solution that covers middleware and technology, hosting, maintenance, and online community management. It is available to 3rd parties for connected mobile game development and publishing, and also offers mobile game community development to operators. The SNAP Mobile platform currently supports a wide variety of Java(TM) MIDP2.0 compliant phones and has a rapidly growing selection of connected mobile games with the variety and level of challenge that appeals to players of all ages. More information is available at http://snapmobile.nokia.com. For SNAP Mobile development tools and resources, please visit http://forum.nokia.com/snapmobile.

Media Enquiries:

APAC Communications

Dinesh Subramaniam/ Teresa Chang

Tel: +65 6723 2014/ +65 6723 1571

Email: communications.apac@nokia.com

www.nokia-asia.com

Text100 Public Relations

Aaron Kong/ Irene Chiew

Tel : +65 6557 2717

Email : nokia@text100.com.sg

Nokia and SingTel Multiplayer Game Quest 2006 - Winners and Runner-ups

Category: Cross Platform Gaming

Winner

Game: Chess Game - A multiplayer chess game with exciting interface and chat, presence and ranking features. Users can also play on multiple boards and play more than one game at a time.

Developer: G-mode, Japan

Runner-up

Game: 4ToScore - The game requires players to successfully drop balls into vertical chutes. The first player with four balls in a vertical, horizontal or diagonal row wins. Players can chat with others or even challenge them to play.

Developer: Hungama Mobile, India

Category: Multiplayer Gaming for the Male Segment

Winner

Game: Street Golf - Players can play a full course of golf or simply practice in the backyard, take on in-game opponents in the Street Golf Championship, and even play 18 holes spread out over 6 streets.

Developer: Mauj, India

Runner-up

Game: Battle Jams - Players have to use their special weapons to battle with others to be the first to claim Candy Planet, a sweet and crunchy planet.

Developer: Activate, Singapore

Category: Multiplayer Gaming for the Female Segment

Winner

Game: Puzzle Bobble: Mobile Mania - Players have to stack coloured bubbles in rows of three to make them pop. The game is lost when the unburst bubbles reach the bubble launcher.

Developer: Taito, Japan

Runner-up

Game: Mapan - Players have to raise little creature until such time that it is able to challenge other players. Players can also train the creature with weights, develop its mindset, and even change its appearance. Players can band their creatures with other similar ones and engage in battles with other creatures.

Developer: 01 bit-side, Germany

PRESS RELEASE

March 06, 2007

Nokia announces platforms to connect advertisers and media publishers with mobile

Nokia Ad Service and Nokia Advertising Connector enable delivery of the right ad to the right mobile consumer

Espoo, Finland; New York, USA — Nokia today announced two mobile advertising services.  Nokia Ad Service is a fully managed service for advertisers to conduct targeted advertising on mobile services and applications. Nokia Ad Service consists of a group of mobile publishers forming a mobile ad network and a platform to deploy, manage and optimize mobile advertising campaigns. Nokia also introduced Nokia Advertising Connector, a private label service for third party Publishers and Advertising Aggregators that want to extend to relevant mobile advertising. Nokia Advertising Connector operates as an intelligent switch, selecting between text, visual, audio and video ads - depending on the user’s context - and feeding the ad to the device.

Nokia Ad Service

“As advertisers struggle to reach personalized targeting with traditional media such as print and TV, mobile advertising is becoming an increasingly attractive channel for brands,” said Tom Henriksson, Director of Nokia Ad Service at Nokia Emerging Business Unit. “We have completed a number of pilot campaigns with advertisers and mobile publishers for testing the Nokia ad serving technology and consumer experience. The feedback has been very positive from all parties.”

Nokia Ad Service fulfills different types of advertising needs such as advertisers deploying global mobile campaigns, agencies offering mobile advertising to complement traditional media initiatives, and publishers seeking new business models and a larger consumer audience. Nokia Ad Service serves mobile operators as a solution provider bringing the mobile advertising model to operator services, driving new and sustainable revenue streams. Nokia Ad Service simplifies the mobile advertising process by supporting & managing the full campaign lifecycle for advertisers including planning, deploying, optimizing, and reporting. Typical mediums of experience for mobile advertisements are in the form of interactive content like banner ads in browsing services, ads in applications, and videos.

Nokia Ad Service will begin its operations in Europe with a kick-off at ad:tech, an interactive marketing event in Paris, France on March 6th-7th, 2007 and globally in the second half of 2007.

Nokia Advertising Connector

“With Nokia Advertising Connector we are partnering with newspaper publishers, other traditional media companies, aggregators, platform companies, operators and internet companies to help them serve their current advertisers by offering easy access to a mobile audience” says Matthew Snyder, Head of Business Development, Nokia Multimedia, Advertising Business Program. “We have an aggregator interface for plugging partners’ platforms into the Connector - Nokia being in the role of platform service provider. Think of the Connector as a one-stop delivery point with intelligence”.

Nokia Advertising Connector enables delivery of targeted ads to mobile devices. Ads will be closely tied and optimised to specific multimedia applications, such as reading digital newspaper content, watching TV, listening to music or looking at directions on maps. Nokia offers access to the platform for third parties and enables their ad sales teams to sell for the mobile channel. Nokia Advertising Connector supports so called CPA (cost per action) model and it provides usage data from mobile devices for enabling targeted ad selection and delivery to users’ devices.  A key part of the platform will be the easy-to-use reporting and analytics tools for Publishers to manage their advertisers ROI (Return on investment).

Nokia Advertising Connector will run several pilots during the coming months and is planned to become commercially available by the end of 2007.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

For further information on Nokia Ad Service, please visit www.adservice.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Emerging Business Unit

Communications

Tel +358 7180 45792

Nokia, Multimedia

Communications

Tel. +358 7180 45667

PRESS RELEASE

March 06, 2007

Nokia and University of Cambridge to partner on research

Joint research projects will initially centre on nanotechnologies

Espoo, Finland - Nokia and the University of Cambridge, UK, today announced an agreement to work together on an extensive and long term programme of joint research projects.  Nokia Research Center (NRC) will establish a research facility at the University’s West Cambridge site and will collaborate with several departments - initially the Nanoscience Centre and Electrical Division of the Engineering Department - on projects that, to begin with, will be centred on nanotechnology.

Commenting on the agreement, Professor Ian Leslie, Pro Vice-Chancellor for Research at the University, said: “This collaboration both recognises and enhances Cambridge’s global reputation for excellence in science and technology research.  One of the greatest advantages to the University is the opportunity to work closely with a recognised worldwide leader in technology products and applications on ‘real world’ challenges and initiatives.”

Nokia will initially base around ten people at Cambridge: the agreement is intended to be long-term and the number of Nokia researchers at the University is set to rise over time.  Commenting on the agreement, Dr. Bob Iannucci, Nokia Senior Vice President and Head of NRC, said: “This is the third partnership with a world-leading research institution NRC has announced in the last eighteen months .  Such open collaboration is central to NRC’s strategy, because it enables us to bring together some of the leading researchers in our fields of interest and to benefit from each other’s different backgrounds and perspective.”

Cambridge is widely seen as a leader in nanotechnology research with successes across the University in nanoelectronics, novel materials and coatings, biologically inspired nanostructures and advanced characterization tools.  “Cambridge and Nokia share a common belief in the ability of nanotechnology to deliver products and applications of tangible value to people,” commented Professor Mark Welland, director of the IRC (Interdisciplinary Research Collaboration) in Nanotechnology at Cambridge.  “The fact that we also share a common commitment to the responsible introduction of nanotechnology into the public arena adds a further unique dimension to this collaboration.”

Dr. Tapani Ryhanen heads Nokia global research in the nanotechnology area, and will lead Nokia’s collaboration with Cambridge.  He added: “Nanotechnology long ago left science fiction movies for the laboratory and, more recently, we saw the first commercial applications.  The techniques we are developing really bring us a toolkit for working with the processes of nature at a very basic level - the level of molecules - in a safe and controlled way.”

About the research agreement

The agreement was signed on 6 March 2007 and covers the collaboration between Nokia Research Center and the University of Cambridge based on joint research projects, with researchers from both two partners working closely together.  The projects will be selected by a joint steering committee, which will meet twice yearly to review ongoing work and to select new topics.  NRC Cambridge (UK) will be established within the university’s West Cambridge site and both NRC and the University of Cambridge will make arrangements for shared use of facilities, equipment and networks, as appropriate.

About the University of Cambridge

The University of Cambridge will celebrate its 800th anniversary in 2009. It is one of the finest universities in the world, a superb British university with global reach. It is renowned for its 31 colleges and world class teaching departments, ground breaking research and breathtaking architecture. It attracts the very best and brightest students, regardless of background, and offers one of the UK’s most generous bursary schemes.

Cambridge was recently ranked number two in the world and the number one University outside the US, in two separate surveys,  the Shanghai Jiao Tong University 2006 survey, and in the Times Higher Education magazine’s world rankings.

Cambridge people have been awarded more Nobel Prizes than those from any other UK university with more than 80 laureates.

West Cambridge is the University’s growing new science and technology campus.

The site has long been home to the renowned Cavendish Laboratories, the Veterinary School and the Whittle Laboratories. Also long established at West Cambridge are British Antarctic Survey, Schlumberger Cambridge Research, Aveva Group plc (formerly CadCentre) and the Hitachi Cambridge Laboratory.

A more recent arrival has been Microsoft Research, which has its European Headquarters here. This is a fitting match with the University’s Computer Laboratory, which is housed in the adjacent William Gates Building, constructed in 2001.

Academic development is focused on the physical sciences and technology. More recent completions have been the Nanoscience Centre and Centre for Advanced Photonics and Electronics (Electrical Engineering). The Nokia Research Centre will be located in a new building, the East Forum, just metres from these two.

About Nokia Research Center

Interacting closely with all Nokia business groups and Technology Platforms, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia’s renewal through long-term technology exploration. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Nokia Research Center employs about 950 people and has activities in Finland, USA, Germany, Hungary, China and Japan.  For more information on Nokia Research Center, see the website www.research.nokia.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Inquiries:

University of Cambridge

Office of Communications

+44 1223 332 3000

Nokia

Technology Communications

Tel. +358 504 867 374

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

PRESS RELEASE

March 07, 2007

Nokia Software Updater makes updating your mobile device quick and easy

Espoo, Finland - Nokia today announced that the Nokia Software Updater application is now available from selected Nokia local support web pages as well as http://www.nokia.com/softwareupdate. After a successful trial run last year, Nokia is expanding the program to enable people to update their own mobile device software without having to visit a service point. So far, over three quarters of a million people have updated their Nokia device using Nokia Software Updater.

“As mobile devices become more intelligent, software updates make it possible for us to provide a better experience for people by adding and updating functions,” said Jarkko Sakki, Director, Multimedia Customer Care, Nokia. “For example, the recent software update for the Nokia N80 added support for internet calls. The Nokia Software Updater can make it fast and easy for people to get the latest software for their compatible Nokia device. As mobile devices become more like computers in terms of performance, it’s a natural step for us to offer internet based software updates so that people can have the best available capabilities in their Nokia device.”

Nokia Software Updater is a free application that enables people to update the device software on compatible Nokia devices, including some of the world’s best selling 3G devices such as the Nokia N70, Nokia N73 and Nokia E61. Initially available only in English, the Nokia Software Updater is now available in almost 40 different langugages. The link to Nokia Software Updater is also available in the most recent versions of Nokia PC Suite software.

Once the application is installed on a compatible computer, users can connect their compatible Nokia device via a USB cable and Nokia Software Updater automatically detects the device type, and whether any required software updates are needed and it then guides users through the updating process.

Notes to editors

For a complete list of compatible devices, please visit http://www.nokia.com/softwareupdate

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 07, 2007

Nokia realigns its devices sales organization in North America

Mark Louison to head Nokia’s device business in the area

New York, USA - Nokia today announced that it will realign its North America sales and marketing organization and the management of its device business there. These changes are aimed at improving the organization’s alignment with its customers in North America in order to better meet their needs.

In a move towards building a more channel-focused organization, Nokia is redefining the roles of its device sales teams for North America and relocating most sales support people closer to customers. The device sales organization will move most of its support functions from Irving, Texas, to Nokia’s corporate facilities in White Plains, New York.

As part of the changes, Mark Louison, the current head of Nokia’s networks business in North America, has been appointed to head Nokia’s devices business in the area as of July 1, 2007. As of April 1, Mr. Louison will also become President of Nokia Inc., the North American arm of Nokia. After the realignment and relocation is complete, Tim Eckersley, the current head of Nokia’s device sales in North America, will leave his current position at the end of June. His future plans will be announced at a later date.

“The changes we announced today are designed to align us more closely with our customers in order to drive improved business results in North America,” said Robert Andersson, Executive Vice President, Nokia Customer and Market Operations. “We believe these moves will enable us to reinforce our sales and marketing activities in this important market and allow us to provide our customers with some truly compelling product offerings.”

All the changes announced today will start immediately, with completion expected by the end of June.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 08, 2007

Nokia wins GSM/EDGE network and managed services contract with new Slovenian operator Tusmobil

The agreement marks a new customer for Nokia

Espoo, Finland - Slovenian greenfield operator, Tusmobil, has selected Nokia as its GSM/EDGE core and radio network supplier. Nokia will also operate the Tusmobil network allowing the operator to focus its management activities on building the Tusmobil image, mobile services creation, and customer acquisition. With Nokia's support Tusmobil will be able to quickly enter the Slovenian mobile market and offer a wide range of services right from the network launch, which is expected to take place in May 2007.

“Tusmobil is in an exciting but challenging position in the competitive Slovenian mobile market. We needed a vendor that has a credible track record in network infrastructure solutions and services,” says Marko Fujs, CEO, Tusmobil. “Having Nokia operate the network will allow us to focus on customers by offering them the best mobile services in Slovenia.”

In providing managed services, Nokia takes responsibility for the operation and maintenance as well as customization of Tusmobil’s network allowing the operator to concentrate on business start-up activities. Nokia will also integrate value added services platform into Tusmobil’s network, and provide care and training services from its extensive service solutions portfolio. The network will be supported by the Nokia NetAct(TM) network and service management system.

Nokia will also supply Tusmobil with cost-effective and flexible GSM/EDGE radio and core network infrastructure including Nokia Flexi EDGE Base Station, Nokia Ultrasite EDGE Base Station, Nokia MSC Server mobile softswitch, Nokia Flexi Intelligent Service Node (ISN), Nokia Serving GPRS Support Node (SGSN), and transport network.

“The cooperation with Tusmobil marks a new customer for Nokia, and highlights Nokia’s leadership in supplying and managing superior network infrastructure,” says Filip Rommelaere, General Manager for the Balkans, Networks, Nokia. “With Nokia’s efficient network equipment and services, Tusmobil will be better positioned to win business in the Slovenian market while ensuring low operating expenditure.”

Core network and services deliveries have begun, and radio network deliveries will start in March 2007.

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the managed services business with more than 60 managed services contracts globally.

The new, innovative Nokia Flexi EDGE Base Station enables operators to introduce Nokia's best-in-class radio performance to their networks while minimizing site-related costs.The Nokia Flexi EDGE Base Station is the latest variant in the family of Nokia Flexi Base Station products. The Nokia Flexi Base Station platform, unique in the industry, brings the benefits of modularity to GSM/EDGE, WCDMA/HSPA and WiMAX operators.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With close to 130 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 130 references.

About Tusmobil

Tusmobil is an innovative company in the field of information and communications technology in Slovenia. Together with its affiliates it will be the first company on the market to offer the Quadruple Play package, which combines internet, digital television, and both stationary and mobile telephone services. State-of-the-art technology and innovative services, however, are not its only competitive advantages. Tusmobil forms part of the Tus business system, which, with a growth rate of 17 percent, is one of the most successful and rapidly growing retailers not only in Slovenia, but in all of Europe. Besides retail, Tus international business system includes also entertainment, recreation, culinary arts, and energy resources. It has proven its excellence with a 20 percent share of the domestic market, over 3,500 employees, and a yearly realization of more than 600 million euros.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 31451

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 13, 2007

Nokia Scandinavia’s Web 2.0 Sales Store awarded for eExcellence at CeBIT

European Multimedia Associations Convention (EMMAC) has awarded Nokia the “Platinum Seal of eExcellence”  - the highest of its European Seal of eExcellence awards -  for the company’s Scandinavian Web 2.0 Sales Store.

The European Seal of eExcellence distinguishes eContent and eBusiness companies with an excellent track record in innovation marketing. Nokia Scandinavia has invested strongly into making it easier for consumers to find information and buy mobile devices online.

“Nokia Scandinavia’s Web 2.0 Sales Store is based on the concept of a community of interest between supplier, distributor, customer, operator and Nokia itself, a win-win model that takes into account the interests and delivers value to all participants in the mobile value chain,” stated EMMAC in the reasoning for awarding the Platinum Seal of eExcellence to Nokia. EMMAC also pointed out that the strength in Nokia’s solution is that it is created from the customer’s perspective with the focus on their wishes.

“We are extremely pleased to receive this award from European Multimedia Associations Convention. We have put a lot of effort into building a strong customer perspective into our web store, and are happy to see our efforts recognized”, says Erich Hugo, Business Development Director for Nokia Scandinavia.

On Nokia Scandinavia’s website, visitors can search mobile devices and get information on pricing and availability. Consumers interested in a specific mobile device can go directly to a retailer’s page to purchase the device online. The site also allows visitors to compare prices between different retailers as well as find retailers who sell a specific product. More and more consumers purchase mobile devices online, and Nokia wants to support this by enabling easy access to online purchasing from Nokia Scandinavia’s webpages.

The European Multimedia Associations’ Convention - EMMAC (www.e-multimedia.org/associations) is the co-ordination platform of Europe’s main national and regional eContent and eBusiness associations. EMMAC awards the European Seal of eExcellence annually in connection with the CeBIT fair.  Other winners for of Seal of eExcellence this year included Strato and Real Media 24/7.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Scandinavia, Communications

Anna Svensson

Tel: +46 8 4100 85 05

Mobile: +46 709 93 85 05

E-mail: anna.svensson@nokia.com

Erich Hugo, Business Development Director for Nokia Scandinavia

Tel: +46 4100 84 14

Mobile: +46 709 93 84 14

E-mail: erich.hugo@nokia.com

www.nokia.com

PRESS RELEASE

March 14, 2007

Nokia, Sprint Nextel to Roll Out Mobile WiMAX Services in Texas

Irving, TX, USA - Nokia today announced that Sprint Nextel has awarded it the four Texas markets of Dallas, Fort Worth, San Antonio and Austin for the initial build-out of Sprint Nextel’s mobile WiMAX network.

Nokia will deploy WiMAX infrastructure, including the Nokia Flexi WiMAX Base Station, at sites throughout the four Texas markets, enabling Sprint Nextel to deliver wireless Internet broadband access to consumers, businesses and governments. Service is expected to commence in the Texas markets during the first half of 2008. Sprint Nextel’s mobile WiMAX network intends to cover 100 million people nationwide by the end of 2008.

“Nokia’s WiMAX solution provides Sprint Nextel a highly cost-effective network infrastructure solution for delivering broadband wireless Internet connectivity to its Texas customers,” said Mark Louison, head of Nokia’s Networks division in North America.  “Nokia has extensive experience in designing, deploying, and maintaining high quality networks in North America, and will apply best practices to ensure the highest level of service for Sprint Nextel’s WiMAX customers.  We are confident in our ability to deploy the network on time in these markets in the first half of 2008.”

The Nokia Flexi WiMAX Base Station allows operators to optimize the costs of siting and operating WiMAX infrastructure equipment through its small, modular size.  Its compact size and lightweight, weather-proof design minimizes the space, power consumption, and physical effort required to install and run high-quality WiMAX networks.  Additionally, its modularity allows for easy capacity upgrades as traffic increases and efficient use of existing or new base station sites. All these characteristics are also critical to ensure an environmentally friendly solution. Nokia will also supply its Access Service Network (ASN) Gateway and NetAct network management platform as well as planning, deployment, and care services.

“Nokia’s expertise in delivering end-to-end wireless technology solutions, coupled with Nokia devices that enable enhanced multimedia content, will enable Sprint Nextel to provide our customers with reliable, high-quality WiMAX service,” said Barry West, Sprint Nextel President, 4G Business Unit.

Nokia will showcase its complete mobile WiMAX infrastructure solution and demonstrate mobile WiMAX technology at CTIA Wireless 2007 in Orlando, Fla. at the end of March.

In addition to supplying Sprint Nextel with WiMAX network infrastructure, Nokia will also develop WiMAX-enabled mobile devices, including multimedia computers and Internet tablets, which are expected to be available in 2008.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and ser vices for network operators and corporations.

Media Enquiries:

Nokia, North America

Communications

Tel. +1 972 894 5211

Nokia, Networks

Communications

Tel. +358 7180 34379

Sprint Nextel

John Polivka

Tel. +1 972 405 5139

www.nokia.com

PRESS RELEASE

March 14, 2007

Nokia Siemens Networks will begin operations on April 1, 2007

Espoo, Finland - Nokia and Siemens announced today that Nokia Siemens Networks will start operations on April 1, 2007. Nokia and Siemens are contributing their respective carrier networks businesses and corresponding assets into this new 50:50 company. Both parties have agreed to increase their respective net asset contributions to the new company, with Siemens to contribute EUR 2.4 billion and Nokia to contribute EUR 1.7 billion. With its global scale and size, Nokia Siemens Networks is in a great position to play an industry leading role by developing innovative, cost-efficient products and services. Nokia Siemens Networks will have one of the world’s best R&D teams, who will advance the development of product platforms and services for next-generation fixed and mobile networks.

“In the consolidating telecommunications market Nokia Siemens Networks will offer customers cost-saving, leading-edge solutions that will also optimally meet their needs with regards to convergence,” said Nokia CEO Olli-Pekka Kallasvuo.

This view is shared by Klaus Kleinfeld, President and CEO of Siemens AG. “With the launch of Nokia Siemens Networks, a strong leader with excellent growth potential is entering the top league of the telecommunications market. In taking this step, we are dramatically strengthening our market position and creating sustainable value.”

Nokia Siemens Networks will set the highest standards of ethics and integrity. Based on the results of a pre-closing compliance review, Nokia and Siemens have reached an agreement on compliance and control processes that are meant to become a benchmark for the entire industry. Since Nokia will consolidate the financial results of Nokia Siemens Networks, both companies have agreed that the compliance processes will be based on Nokia’s system and practices. In addition to a strong Finance and Control organization with centralized reporting systems and robust internal control processes, Nokia Siemens Networks will have an expanded compliance program including training programs and defined approval processes for governmental business and for engaging third party consultants in the sales process. Nokia Siemens Networks has zero tolerance for financial or other business misconduct and has also defined anti-corruption policies, principles and materials.

“Ethical behavior is about more than strong policies, programs and processes. It is also about company culture and individual choice. Integrity will be a prominent and deeply embedded part of the Nokia Siemens Networks culture,” said Simon Beresford-Wylie, CEO of Nokia Siemens Networks.

As communicated previously, the board of Nokia Siemens Networks will consist of seven members. Nokia President and CEO, Olli-Pekka Kallasvuo, will chair the board and Siemens CEO, Klaus Kleinfeld, will act as the vice-chair. The other members of the board are the head of Nokia Operational Human Resources, Juha Äkräs; Siemens CFO, Joe Kaeser; member of the Siemens managing board, Eduardo Montes; head of Nokia Technology Platforms, Niklas Savander; and Nokia CFO, Rick Simonson.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of

EUR 87.3 billion and net income of EUR 3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.

Forward-looking disclaimer

Nokia disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12)  our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic  or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.”

Siemens disclaimer

This document contains forward-looking statements and information - that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Media Enquiries:

Siemens

Dr. Constantin Birnstiel

Tel. +49 89 636 36669

E-mail: constantin.birnstiel@siemens.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

14 March 2007

Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany

Nokia Siemens Networks B.V.
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1077ZX
Amsterdam
The Netherlands

14 March 2007

Dear Sirs

Amended and Restated Framework Agreement (the “Framework Agreement”) dated 24 January 2007 between Nokia, Siemens and NSN

We refer to the Framework Agreement. Terms defined in the Framework Agreement or the Shareholders’ Agreement to be entered into thereunder between Nokia, Siemens and NSN (the “Shareholders’ Agreement”) shall, as the context requires, have the same meaning when used in this Agreement.

Subject to both Siemens and NSN agreeing to the terms of this Agreement by countersigning below, the parties agree that with immediate effect from the date hereof, the condition set out in paragraph 5 of Part A of Schedule 4 of the Framework Agreement shall be deleted in its entirety and shall be of no further effect. Nokia hereby acknowledges and agrees that, with effect from the date of this Agreement, it may not serve a notice pursuant to Clause 11.2 of the Framework Agreement in respect of any Allegation of Corruption identified prior to the date of this Agreement, unless after the date of this Agreement it obtains material new information which substantially changes its assessment of the significance of such Allegation of Corruption.

In consideration for the deletion of such condition from the Framework Agreement and the acknowledgment and agreement of Nokia above with respect to its rights under Clause 11.2 of the Framework Agreement, it is hereby agreed that, notwithstanding any provision to the contrary contained in the Framework Agreement, or any of the Transaction Documents:

1,                                       Immediately following execution of this Agreement, the notice set out in Part A of Schedule 1 hereto shall be sent to all employees of the Siemens Communications group Carrier Business (COM Carrier) by the Chief Executive Officer and Chief Financial Officer of Siemens, the notice set out in Part B of Schedule 1 hereto shall be sent to all proposed employees of the NSN Group by Nokia and Siemens and Nokia and Siemens shall issue a joint press release in the form set out in Schedule 2.

2.                                       Unless otherwise agreed by Nokia, Siemens shall: (i) use all reasonable best endeavours to ensure that no agreement with any person or entity retained to assist in obtaining business opportunities for Siemens (but excluding any agency and distributorship agreements, and regardless of whether called on its face a “business consulting agreement” or otherwise) as regulated in the relevant Siemens corporate circular (a “Business Consulting Agreement”), and (ii) ensure that, save as provided below, no bank account which is not in the name of a member of the Siemens Group, shall in either case be transferred from the Siemens Group to the NSN Group at Closing, and any Liabilities arising in connection with any such Business Consulting Agreements or bank accounts shall be deemed to be Non-Networks Liabilities for all purposes of the Transaction Documents, including without limitation, Clauses 3 and 10 of the Framework Agreement.

For the avoidance of doubt, this paragraph 2 shall not preclude the transfer to a member of the NSN Group of bank accounts which are not in the name of a member of the Siemens Group but are in the name of a joint venture company which itself is transferred from a member of the Siemens Group to a member of the NSN Group at Closing.

Each of NSN and Siemens shall promptly notify the other upon identifying at any time after First Closing any Business Consulting Agreements or bank accounts to which this paragraph 2 applies that have been transferred to the NSN Group by the Siemens Group,

Within 30 days after a notice having been issued pursuant to this paragraph 2, Siemens shall instruct NSN as to, and NSN shall (subject as provided below with respect to the Tax Deed) comply with, the actions that it reasonably requires to be taken by NSN in order to avoid, extinguish or mitigate any Liability related to an Allegation of Corruption associated with any such Business Consulting Agreement or bank account and to mitigate the impact of such actions on NSN’s and Siemens’s respective businesses, including requiring the termination of such Business Consulting Agreement or NSN’s full support for the re-transfer of such Business Consulting Agreement to Siemens (or such member of the Siemens Group as Siemens may direct). If Siemens fails to issue any such instructions to NSN within the required period, NSN shall itself be entitled to take such steps as it considers reasonably necessary to meet the same above-stated objectives, including requiring that Siemens undertake all reasonable endeavours to re-transfer such Business Consulting Agreement to Siemens (or such member of the Siemens Group as Siemens may nominate). The foregoing is subject always to the relevant provisions of the Tax Deed (including without limitation, clause 5.1 of the same). Siemens shall indemnify NSN in respect of all reasonable third party out-of-pocket costs incurred by it in taking any steps as instructed by Siemens in relation to any Business Consulting Agreements or bank accounts pursuant to this paragraph 2.

Where any notice is issued pursuant to this paragraph 2 in relation to any bank account which has been transferred to the NSN Group, within 30 days of the issue of such notice each of Siemens and NSN shall have the right to request that either such bank account be re-transferred to Siemens (or another member of the Siemens Group as Siemens may direct), or where such re-transfer cannot be achieved, NSN may request the closure of such account (in which event all amounts standing to the credit of such bank account at the time it is closed shall be returned to Siemens (or another member of the Siemens Group as Siemens may direct)). Where amounts standing to the credit of any bank account re-transferred or closed pursuant to this paragraph 2 shall have been taken into account in the calculation of the Siemens Net Debt Amount, Siemens shall pay to NSN or as it may direct an amount equal to the amount returned to it (or another member of the Siemens Group, as the case may be) upon the re-transfer or closure of such bank account.

3.                                       As soon as practicable, and in any event not later than 10 calendar days following execution of this Agreement, Siemens shall deliver to Nokia (if and to the extent Siemens is able to do so as a matter of law or contract) the following information in respect of each joint venture regulated by a joint venture agreement (irrespective of the legal form in which such joint venture is organized) and, as applicable, each branch proposed to be transferred by the Siemens Group to the NSN Group:

(a)                    the countries in which the relevant joint venture or branch operates;

(b)                   details of any co-venturer (specifically identifying any co-venturer which is a government entity or any entity owned or (subject to Siemens’s knowledge) controlled by a customer, government official or employee of a non governmental customer), including, the name of the relevant co-venturer, the names of the persons, who own or control the co-venturer, including Siemens and external directors, the co-venturer’s ownership percentage in the relevant joint venture and an explanation of the rationale for the selection of the co-venturer;

(c)                    whether the Siemens business conduct guidelines apply to the relevant joint venture or business carried out by the relevant branch and, if not, details of any anti-corruption guidelines which do apply to the relevant joint venture or branch;

(d)                   details of any serious breaches of applicable anti-corruption guidelines in relation to the relevant joint venture or branch known to Siemens after having made an inquiry in written form in the context of its information request to the management of the relevant joint venture or branch;

(e)                    details of any business consultants employed by the relevant joint venture or branch, including amounts paid to each of them during the two financial years ended 30 September 2005 and 30 September 2006 respectively;

(f)                      whether the relevant joint venture or branch, or any of the people directing it, have been the subject of any investigation by a public authority, together with details of any such investigation (including the date on which the investigation commenced and the manner in which it concluded or its current status);

(g)                   a description of the scope of the business and history of the relevant joint venture or branch, including the date on which it was established or acquired and an explanation of the rationale for the use of a joint venture or branch in the relevant market;

(h)                   copies of all joint venture agreements and to the extent Siemens is able to so having used all reasonable endeavours, summaries thereof, including the provisions therein relating to dividends, exit, capital contributions and guarantees;

(i)                       the most recent balance sheet and management accounts for period since the balance sheet date, together with details of any loans made by Siemens or any co-venturer and the book value of the relevant joint venture in Siemens’s accounts;

(j)                       a description of the current status of discussions relating to any consents required from co-venturers for the transfer of the joint venture to the NSN Group; and

(k)                    a list of the persons responsible for providing further information in relation to the relevant joint venture or branch as required by Nokia according to sub-paragraphs (a) - (j) above.

In the case of joint ventures falling within this paragraph 3 which are not controlled by a member of the Siemens Group and where no member of the Siemens Group has the right to require delivery of the information requested, Siemens shall be obliged to use all reasonable best efforts to deliver the information required by this paragraph 3 to Nokia.

4.                                       Where prior to Closing either (i) the Compliance Review has identified, or (ii) Nokia or Siemens has identified credible evidence that, the relevant joint venture is subject to a Liability in relation to an Allegation of Corruption, Siemens will use all reasonable endeavours not to transfer such joint venture to the NSN Group, taking into account, amongst other things, Siemens’s tax planning, the amount of the Liability, the materiality of the relevant joint venture affected by such Liability to the operations of the Siemens Networks Business, and any third party consents required to achieve the non-transfer of such joint venture to the NSN Group.

In those cases where a joint venture does not transfer from the Siemens Group to the NSN Group at First Closing or Second Closing (or is subsequently re-transferred to the Siemens Group in accordance with this paragraph 4 after Closing), such joint venture shall be deemed to be a Siemens Delayed Business.

Nokia may at any time by notice to Siemens in the period of 12 months following First Closing, request that within a period of 30 days from the receipt of any notice pursuant to this paragraph 4 Siemens take such measures as may reasonably be necessary to avoid, extinguish or mitigate any Liability related to an Allegation of Corruption and to mitigate the impact of such actions on the relevant joint venture’s and NSN’s respective businesses, including requesting that any joint venture which transferred from the Siemens Group to the NSN Group at or following First Closing be re-transferred to Siemens (or such member of the Siemens Group as Siemens may nominate) in the event that NSN identifies credible evidence that the relevant joint venture is subject to a Liability in relation to an Allegation of Corruption, such request to be reasonable taking into account the materiality of such Liability, the impact of the re-transfer of the relevant joint venture on the businesses of NSN, Siemens and the joint venture itself, and any third party consents required to achieve the re-transfer of such joint venture to the Siemens Group, The foregoing is subject always to the relevant provisions of the Tax Deed (including, without limitation, clause 5.1 of the same).

For a period of two (2) years after First Closing, the parties shall work together in good faith to take such steps as may be practicable (taking into account the level of control that Siemens is able to exert in relation to such joint venture) in order to remove or discharge from any joint venture which is not transferred to (or is re-transferred from) any NSN Group Company at Closing, all Liabilities arising in connection with any Allegation of Corruption, with a view to that joint venture subsequently being transferred to the NSN Group as a Delayed Closing at the earliest practicable date, whilst at all times using their best efforts to mitigate the impact of such actions on the businesses of the relevant joint ventures, NSN and Siemens.

If, following the expiry of such two (2) year period, there remains any joint ventures comprised in the Siemens Networks Business that have not been transferred from the Siemens Group to the NSN Group, NSN or Siemens shall notify in writing to the other which of those joint ventures that it wishes be permanently excluded from the NSN Group (the “Excluded Assets”), such notification to be reasonable taking into account the materiality of any remaining Liability arising in connection with any Allegation of Corruption, the respective impacts of the retention by the Siemens Group or the transfer to the NSN Group of such joint venture on the businesses of NSN, Siemens and the relevant joint venture itself. NSN or Nokia or Siemens (or any of their respective Affiliates, as the case may be) shall make payments equal to all and any amounts that would have been payable or repayable by each of them pursuant to Clause 6 of the Framework Agreement or any Transaction Document (taking into account any further payments which may be required to effect the transfer of Excluded Assets from the NSN Group back to the Siemens Group) had the relevant Excluded Assets as at First Closing not been taken into account in the preparation of the Siemens Initial Statement and the Siemens Closing Statement. In the event that there remains any joint venture comprised in the Siemens Networks Business that has not been transferred from the Siemens Group to the NSN Group at the end of such two (2) year period but which does not constitute an Excluded Asset, NSN (or such NSN Group Company as NSN may direct) shall be obliged to accept a transfer of such joint venture from the Siemens Group as soon as is practicable, and in any event not later that 30 days after the end of such period, and there shall be no adjustment to the Siemens Initial Statement and the Siemens Closing Statement.

NSN and Siemens shall work together in good faith to mitigate to the greatest extent possible the impact of any determination that a joint venture shall constitute an Excluded Asset upon the then-existing operating business relationships of such joint ventures.

5.                                       As promptly as practicable following First Closing, and following prior approval by Nokia’s Chief Financial Officer, NSN shall implement a group compliance program which shall be established and operated in accordance with Nokia’s reasonable instructions from time to time and shall be based upon Nokia’s internal controls program. NSN shall, if so reasonably directed by Nokia, implement any changes to the management function and responsibilities within the NSN Group, and terminate the employment of any person employed within the NSN Group if Nokia reasonably considers it would be necessary to do so in connection with the NSN Group compliance program. Siemens shall not unreasonably withhold or delay its consent or approval, and shall procure that the ‘B’ Directors shall not unreasonably withhold or delay their approval (as the case may be) in respect of any such step or action reasonably proposed to be taken by NSN which is a Supermajority Matter or a Reserved Matter for the purposes of the Shareholders’ Agreement. At First Closing, NSN shall adopt Nokia’s internal controls framework including centralizing systems and oversight for treasury and accounting services and F&C functions.

6.                                       Following First Closing, NSN shall be entitled to close down and liquidate any branch or subsidiary of NSN if Nokia reasonably considers that it is necessary to do so in order to avoid Liability in relation to Allegations of Corruption being transferred to, or incurred by, the NSN Group. Siemens shall not unreasonably withhold or delay its consent or approval, and shall procure that the ‘B’ Directors shall not unreasonably withhold or delay their approval (as the case may be) in respect of any such closure and liquidation reasonably proposed to be effected by NSN which is a Supermajority Matter or a Reserved Matter as provided in the Shareholders’ Agreement.

7.                                       Siemens, Nokia and NSN shall use all reasonable endeavours to procure that Debevoise and Plimpton LLP and Shearman & Sterling (respectively) shall enter into a compliance review protocol in respect of the period following the date of this Agreement providing for the matters set out in Schedule 3.

8.                                       With effect from the date of this Agreement, Nokia and NSN shall be entitled to engage such external advisers and consultants as they may reasonably consider necessary for the purposes of assisting them in relation to the implementation of the NSN Group compliance program and Siemens shall pay to Nokia or NSN (as the case may be) within 30 days of request supported by relevant invoices, all reasonable fees and other reasonable third party costs incurred by Nokia or NSN in relation thereto during the two years following First Closing, provided that (i) Nokia and NSN shall each use all reasonable efforts to mitigate the costs that they may seek to recover pursuant to this paragraph 8, and (ii) the total amount payable by Siemens pursuant to this paragraph 8 shall not exceed 10 million EUR.

9.                                       Following First Closing, and in accordance with Nokia Group review schedules, NSN, Nokia and Siemens shall conduct monthly operational reviews of the NSN Group, which shall include:

(a)                    a review of strategy, budgets and forecasts, in accordance with Nokia Group planning and review schedules;

(b)                   a review of strategy implementation, on a quarterly basis;

(c)                    a reconciliation of financial performance against budget, on a monthly basis;

(d)                   review of key business and operational developments by the CEO, on a monthly basis;

(e)                    reporting on major projects or operational agenda items, as required; and

(f)                      regular rotating reviews by business unit, within the NSN Group and by geographical region, as required.

NSN will provide Siemens with the same information it provides Nokia for the operational reviews to be carried out in accordance with this paragraph 9 on a timely basis. Participation in the operational reviews on behalf of Nokia and Siemens shall be as agreed between the Chief Financial Officers of Nokia and Siemens in good faith.

10.                                 Siemens agrees that it shall actively support and promote the proposed Industry Anti-corruption Standard being developed by Simon Beresford-Wylie, a draft illustrative example of which is set out in Schedule 4.

11.                                 Siemens will contribute the Siemens Networks Business to the NSN Group with a Siemens Actual Operating Net Asset Value of €2,438,000,000 (2.438 billion Euros).

Prior to the First Closing Date, Siemens will use reasonable efforts to re-transfer to members of the Siemens Group which are to be transferred to NSN at Closing, all receivables relating to the Siemens Networks Business which have been factored (the “Factored Networks Receivables”) under existing factoring agreements with Siemens Financial Services (the “Factoring Agreements”).

For the avoidance of doubt, any Factored Networks Receivables which are not re-transferred pursuant to this paragraph 12 prior to the First Closing Date (the “Retained Receivables”) shall not be included in the Siemens Actual Operating Net Asset Value.

With effect from the First Closing Date, NSN will fulfil all obligations under any Factoring Agreements with respect to all such Retained Receivables (including, but not limited to, forwarding to Siemens Financial Services in full all payments received by any member of the NSN Group from customers which relate to such Retained Receivables).

In the case of accounts receivables which are not the subject of any Factoring Agreement and which (i) do not transfer to NSN at First Closing and (ii) are not included in the Siemens initial Statement and the Siemens Closing Statement, NSN shall use all reasonable endeavours to support the cash collection of such accounts receivables by Siemens.

12.                                 Clause 41 of the Framework Agreement (Withholding, Deductions and Set Off) shall apply in relation to any payment made pursuant to this Agreement in like manner as if that payment had been made pursuant to the Framework Agreement PROVIDED THAT:

(a)                    any payment made by Siemens to NSN or any NSN Group Company in connection with the indemnity set out in the fourth paragraph of paragraph 2 of this Agreement shall be treated for the purposes of Clause 41 of the Framework Agreement as made by Siemens pursuant to an indemnity set out in the Framework Agreement;

(b)                   any payment made by Siemens to NSN of any NSN Group Company pursuant to the final paragraph of paragraph 2 of this Agreement shall be treated for the purposes of Clause 41 of the Framework Agreement as made by Siemens pursuant to Clause 6 of the Framework Agreement;

(c)                    any payment made by Nokia or Siemens (as the case may be) to NSN pursuant to paragraph 4 of this Agreement shall be treated for the purposes of Clause 41 of the Framework Agreement as made by Nokia or Siemens (as the case may be) pursuant to Clause 6 of the Framework Agreement;

(d)                   any payment made by Siemens to Nokia or any member of the Nokia Group pursuant to paragraph 8 of this Agreement shall be treated for the purposes of Clause 41 of the Framework Agreement as made by Siemens pursuant to Clause 13 or (as the case may be) Clause 19 of the Framework Agreement; and

(e)                    any payment made by Siemens to NSN or any NSN Group Company pursuant to paragraph 8 of this Agreement shall be treated for the purposes of Clause 41 of the Framework Agreement as made by Siemens pursuant to Clause 19 of the Framework Agreement.

Save to the extent such rights, powers or remedies are incorporated herein by reference to such Transaction Document, and save as specifically provided herein in relation to the Tax Deed, no provision of any Transaction Document shall qualify or restrict the exercise of any right, power or remedy conferred upon a party under this Agreement and in the event of any conflict or inconsistency between the terms of this Agreement and the Transaction Documents, the terms of this Agreement shall prevail and the terms of the relevant Transaction Documents shall be deemed to be amended to the extent required to give effect to this Agreement. The rights, powers and remedies conferred under this Agreement and the rights, powers and remedies conferred under the Transaction Documents are cumulative, the exercise of any right, power or remedy under this Agreement shall not preclude the exercise of any right, power or remedy under the Transaction Documents and the exercise of any right, power or remedy under the Transaction Documents shall not preclude the exercise of any right power or remedy hereunder.

Clauses 40.1 and 40.6 (VAT) and Clause 43 (Choice of Governing law, Escalation, Arbitration) of the Framework Agreement shall apply to this Agreement as if expressly set out herein.

Yours faithfully,

/s/ Rick Simonson	/s/ Carl Belding
Rick Simonson For and on behalf of Nokia Corporation	Carl Belding For and on behalf of Nokia Corporation

Agreed as set out above

/s/ Joe Kaeser	/s/ Karl-Heinz Seibert
Joe Kaeser	Karl-Heinz Seibert
For and on behalf of	For and on behalf of
Siemens AG	Siemens AG

/s/ Andrew Hall	/s/ Carl Belding
Andrew Hall For and on behalf of	Carl Belding For and on behalf of
Nokia Siemens Networks B.V.	Nokia Siemens Networks B.V.

PRESS RELEASE

March 15, 2007

Nokia Receives Frost & Sullivan’s 2007 North American Mobility Award for Mobile Device Management

Prestigious award identifies companies, products, processes, and executives that have achieved world-class performances

New York, USA - Nokia today announced that its Enterprise Solutions business group has received the 2007 Frost & Sullivan North American Mobility Award for Mobile Device Management.

“Mobile device management and mobile security is now a critical component to any enterprise deploying a mobility solution,” said Samir Sakpal, Frost & Sullivan. “These solutions enable businesses to cope with rising costs, security concerns and management issues in the fast-paced mobile device market. The Nokia Intellisync Device Management solution was awarded because it has made it easier for IT departments and operators to secure and manage mobile device fleets while reaping the benefits of improved mobile worker productivity.”

Part of the Nokia Intellisync Mobile Suite, Nokia Intellisync Device Management is a multi-platform mobile device management solution designed from the ground up to provide a comprehensive device management solution for cost effectively managing mobile device and application deployments. For operators, Nokia Intellisync Device Management is deployable as a revenue-generating service that allows an operator’s customers to securely and effectively control the implementation of mobile assets within their enterprise, while establishing the operator as a trusted advisor on mobile strategy.

“Being recognized for our leadership in this increasingly critical market segment reinforces our commitment to business mobility,” said Tom Libretto, director of strategy, mobility solutions, Enterprise Solutions, Nokia. “We deliver some of the largest deployments of mobile email and device management over the widest array of devices and application platforms across businesses and operator networks around the world. We have seen the demand for device management grow exponentially over the past 18 months, which underscores our vision that mobility is about more than just mobile email.”

Nokia Intellisync Mobile Suite is a portfolio of products that reside on a single server and can be used in isolation or paired together to create a comprehensive mobility solution. The Nokia Intellisync Mobile Suite server provides the businesses with the flexibility, manageability, and extensibility to connect virtually any business application or corporate data source to virtually any device, over almost any network, to meet both current and future mobility needs.

In addition, the Nokia Eseries, including the new Nokia E65, the Nokia E61i, and the Nokia E90 Communicator, incorporate our knowledge of usability and functional design, as well as our understanding of corporate IT requirements for device security and manageability. The Nokia Eseries devices support multiple email solutions and advanced voice services such as voice over WLAN phone calls, push to talk, and other rich call services.  Nokia brings to market the most compelling business devices portfolio that protects companies’ investments in workforce mobility and supports their business mobility strategy.

To learn more about Frost & Sullivan Best Practices Awards go to www.awards.frost.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

www.nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

March 16, 2007

Nokia 6288: Captivating slide phone with leading-class video capture and playback capabilities

Espoo, Finland - Nokia today announced the new Nokia 6288 for China market, a compact tri-band GSM slide phone that adds high-quality video capture and playback capabilities among its mix of other compelling features. The built-in FM radio and music player on the Nokia 6288 supports multiple formats such as MP3, AAC and eAAC+ allows easily accessible mobile music enjoyment. Nokia 6288 has been launched worldwide during Q4 2006 and since it has enjoyed strong sales momentum, while this is a new version tailored to the requirements of China market.  The Nokia 6288 for China is expected to begin shipping at the end of March, 2007.

“Nokia believes that high quality video recording and playback is fast becoming a lifestyle trend in China - especially when you can freely record whatever, wherever and whenever. The high quality playback of video recordings or watching of favourite videos on its large, bright 2.2” QVGA (320x240 pixels), 262,144 colour display is exhilarating on the Nokia 6288”, said Marko Rantanen, Vice President of Nokia Mobile Phone, SMO China Area.  “We are seeing video fast becoming a mass market phenomenon and can be seen as the next wave after digital photography which is already supported in many of our Nokia devices”.

The Nokia 6288 is ideal for smooth and high quality video playback recorded on miniSD memory card fitted to its hot swappable slot (which supports up to 2GB - miniSD card sold separately). Outfitted with a 2-megapixel camera with 8X smooth digital zoom and integrated camera flash, the Nokia 6288 makes it easy to capture rich colour still images and videos of special moments.

The Nokia 6288 also includes dedicated camera and zoom buttons making it even more convenient to record a video or snap a picture of family and friends. Videos taken with the Nokia 6288 can be edited and sent to family and friends via MMS and email or upload to video sharing sites on the Internet. While Bluetooth technology lets you print pictures directly to any compatible picture printer.

Besides its excellent video and imaging qualities, the Nokia 6288 also supports Video Ring Tones for more fun and rich multimedia experience and comprehensive organizer features with its calendar and contacts synchronization capabilities.

The Nokia 6288 weighs approximately 115g and is available in high gloss brilliant black. Other exciting colours are planned to be introduced in the near future.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Photos of the Nokia 6288 can be found at: www.nokia.com/press

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported

www.nokia.com

PRESS RELEASE

March 19, 2007

Nokia files Patent Exhaustion Case against Qualcomm in Germany and the Netherlands

Espoo, Finland - Nokia announced today that it has filed complaints against Qualcomm in Germany and the Netherlands requesting declarations that Qualcomm’s European patents are exhausted in respect of products placed on the European Union (EU) market with a Qualcomm license, in this instance chipsets supplied by Texas Instruments. Texas Instruments and Qualcomm are publicly known to have entered into a so called Patent Portfolio License in 2000.

If Nokia’s claim succeeds, Qualcomm would be prevented in Europe from enforcing its respective patents in relation to Nokia handsets incorporating such chipsets.

The complaints were filed in the Regional Court of Mannheim (Germany) and in the Hague District Court (the Netherlands); both courts have substantial experience in patent matters within the EU.

Since the early 90’s Nokia has invested approximately €30 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios with over 11,000 patent families.  Nokia is a world leader in the development of GSM technologies, and its evolution to WCDMA, which is also demonstrated by Nokia’s strong patent position in these technologies.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Strategy and Technology Communications

Tel: +44 7917 231 929

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 21, 2007

Cyfrowy Polsat chooses Nokia as its core network supplier

Espoo, Finland - Cyfrowy Polsat, Poland’s largest satellite television broadcaster, is entering the Polish mobile telephony market and has chosen Nokia as its core network supplier. The deal is the first contract in Poland for a mobile virtual network operator (MVNO) environment, and includes the industry-leading Nokia mobile softswitch solution, strengthening Nokia’s position as the leading supplier of telecommunications infrastructure in the Polish market.

“Having a strong technology partner is essential when entering a competitive market, such as telecommunications in Poland. Taking into account the rich implementation experience of the local Nokia team, we are convinced that we will manage to complete the project quickly and by the planned market entry date,” said Dominik Libicki, President, Cyfrowy Polsat S.A.

“Nokia is excited to be working with such an innovative company as Cyfrowy Polsat. We believe our technology, as well as our service capabilities, will be a solid foundation for Cyfrowy Polsat to grow its business. We look forward to further co-operation with Cyfrowy Polsat as its business evolves,” said Olof Henricsson, Vice-President for Central Europea, Networks, Nokia.

About Cyfrowy Polsat

Cyfrowy Polsat is Poland’s largest satellite platform in Poland with over 1,000,000 subscribers as well as hundreds of TV and radio channels in its portfolio. Growing all the time, the platform offers new channels, high-tech set-top-boxes and additional services based on high-tech technologies; for example, it pioneered in introducing set-top-boxes with a hard disk (DVR). Cyfrowy Polsat was the first operator to offer regular HDTV broadcast. Cyfrowy Polsat is also a mobile virtual network operator and is to launch its mobile telephony service this year.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Olga Zomer

Cyfrowy Polsat

Tel. +48 22 356 60 35, 507 096 883

E-mail: ozomer@cyfrowypolsat.pl

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 22, 2007

Nokia N95 multimedia computer starts shipping

Espoo, Finland - Nokia today announced that the Nokia N95 started shipping in key European, Asian and Middle Eastern markets, with expanded shipments to other markets in those regions in the coming weeks. The Nokia N95 is an all-in-one multimedia computer with a unique 2-way slide design, integrated GPS functionality, a 5 megapixel camera and support for high-speed mobile networks, making it easier to watch and record videos, listen to songs, take high-quality photos, browse the internet, or catch up on email while on the move.

“The Nokia N95 is the ultimate multimedia computer and a fantastic example of what Nokia Nseries devices can deliver,” said Juha Putkiranta, senior vice president, Multimedia, Nokia. “It easily replaces a number of single purpose devices with a well designed package that is with you and connected. The Nokia N95 is what computers have become - personal, powerful and connected devices.”

Designed for High Speed Downlink Packet Access (HSDPA) networks and with support for WLAN, EDGE and WCDMA networks, the Nokia N95 provides excellent coverage and connection speeds. Browsing the internet and subscribing to your favourite news feeds is a pleasure using the Nokia Web Browser with Mini Map.

The Nokia N95 offers a well rounded entertainment experience with a sharp color display, built-in stereo speakers, a standard 3.5 mm audio connector and support for compatible microSD memory cards. With powerful 3D graphics, the Nokia N95 has a stunning user interface that makes it intuitive to find the features and services you want.

With its integrated GPS and Nokia Maps application, finding your way just got easier. The Nokia Maps application includes maps for more than 150 countries, enabling users to explore the world, find specific routes or locate services such as restaurants and hotels and covering more than 15 million points of interest. You can also purchase additional features, such as city guides and voice guided navigation.

The innovative 2-way slide design makes it easy to switch between different modes, going from reading maps to watching a video with a simple slide. With Carl Zeiss optics on the 5 megapixel camera, you can capture print quality photos and DVD-like quality video clips.

The Nokia N95 is based on the world’s leading S60 software on Symbian OS, enabling you to personalize your device from a wide choice of compatible applications that can be downloaded to the Nokia N95, including games, navigation, entertainment, productivity and creativity.

Notes to editors

For full technical specifications, visit www.nseries.com/n95

For more information about Nokia Maps, visit www.smart2go.com

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 26, 2007

Nokia to set up a new mobile device factory in Romania

Espoo, Finland - Nokia today announced that it will set up a manufacturing facility for mobile devices in the county of Cluj in Romania. Nokia anticipates investing an estimated EUR 60 million in the Cluj plant, which   will be the company’s 11th mobile device production facility globally.

The decision to establish a new factory in Romania is a reflection of Nokia’s strong volume growth globally, as well as the increasing demand for mobile devices in Europe, the Middle East and Africa. Nokia selected Cluj as the location for the plant because of the county’s availability of skilled labour, its good inbound and outbound logistics connections, its overall efficiency, and the long industrial tradition in the area.

The Memorandum of Understanding was signed today in Romania’s capital, Bucharest. At the signing, Raimo Puntala, Senior Vice President for Nokia’s Operations and Logistics, said: ‘As the global market leader for mobile devices, Nokia is committed to ensuring good product availability and smooth deliveries to important markets in Europe, the Middle East and Africa.’

Nokia’s new facility in Cluj is located about 400 kilometers north-west of Bucharest. The construction work at Cluj will start in spring 2007 and production is expected to begin in the first half of 2008. Nokia foresees ramping up the factory gradually and will recruit approximately 500 employees there by the end of 2007. As part of the plans, Nokia is looking to establish an industrial village in the area, enabling a number of key suppliers and partners to locate their operations there.

Nokia continuously develops its global manufacturing network to increase competitiveness and provide excellent logistics services for its customers. In 2006, the company completed expansions at its Reynosa plant in Mexico and its Dongguan plant in China, and ramped up production at the Chennai plant in India. In Europe, Nokia already has production facilities in Bochum in Germany, Komárom in Hungary and Salo in Finland.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 27, 2007

Nokia and University of Technology, Helsinki, to partner on research in nanotechnology

Helsinki, Finland - Nokia and the Helsinki University of Technology, Finland, today announced an agreement to work together on a key strategic collaboration in nanotechnology research.  The two organisations will work together on selecting and progressing research into this exciting area of technology.  Nokia Research Center (NRC) will base a number of its researchers at the university’s premises in Otaniemi, Espoo, for the duration of these projects.  The collaboration is also part of The Finnish national FinNano program of TEKES (the Finnish Funding Agency for Technology and Innovation).  This is the second university collaboration around nanotechnologies to be established by Nokia in recent weeks: a collaboration with the University of Cambridge, UK, was announced early in March.

The joint research activities are expected to focus on areas including:

-  New computing and information storage methods

-  Functional nanomaterials for mobile and ambient intelligence devices

-  Carbon based nanomaterials (carbon nanotubes and graphene)

Commenting on the announcement, Professor Risto Nieminen of the Helsinki University of Technology, said: “Working with an acknowledged world-leader in research, such as Nokia, will help the university to extend its international reputation in science and technology.  Nanotechnology offers huge potential for organisations in areas as diverse as energy, environment - for example, low energy manufacturing and recyclability - and new materials.”

Dr Bob Iannucci, Nokia Senior Vice President and head of Nokia Research Center, said, “Open collaboration with leading research institutions in our fields of interest is central to NRC’s strategy because it enables us to maintain the widest possible base for our research.  By combining our approach with that of the university research team, we are able to benefit from the different approaches and areas of interest of both organisations.  There is obviously a strong affinity between a leading Finnish research institution, such as Helsinki University of Technology, and a major Finnish company like Nokia and we are proud to be helping to promote science and technology research in Finland, with the assistance of TEKES.”

The collaboration with Helsinki University of Technology was announced at the 2007 Nanotechnology Northern Europe (NTNE) conference by Dr. Tapani Ryhänen, who heads global research into nanotechnology for Nokia Research Center.  Speaking at the conference, Tapani Ryhänen said that developments in nano materials and related fields have a wide range of potential applicability for the future in areas as diverse as lower energy manufacture and low cost materials.

About Nokia Research Center

Interacting closely with all Nokia business groups and Technology Platforms, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia’s renewal through long-term technology exploration. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Nokia Research Center employs about 950 people and has activities in Finland, USA, Germany, Hungary, China and Japan.  For more information on Nokia Research Center, see the website www.research.nokia.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media enquiries:

Nokia
Technology Communications
Tel. +358 504 867 374

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 27, 2007

Future Nokia Siemens Networks counts down to start date at CTIA Wireless 2007

Orlando, Fla. - At CTIA Wireless 2007, Nokia and Siemens are debuting in North America their future joint venture Nokia Siemens Networks just days before the new company’s start of operations on April 1, 2007.

The North American market is a global strategic opportunity for the future Nokia Siemens Networks. At a press conference on Tuesday, March 27 at 12 p.m., in Room 312B, Global CEO Designate Simon Beresford-Wylie and North American Region Head Designate Mark Louison will reveal the new company’s regional plans to emerge as the leading communications infrastructure supplier in North America. They will discuss how the new company is equipped with best-in-class products, solutions, and end-to-end capabilities that target the unique challenges of North American operators.

“The communications industry has a truly historic opportunity ahead of us to bring mobile and fixed broadband connections to the five billion people who will be ‘always on’ by 2015,” said Simon Beresford-Wylie, CEO Designate. “Nokia Siemens Networks will begin operations as one of the top three infrastructure suppliers in the world with the scale and resources to emerge as the leader in critical markets like North America.”

On the show floor at Booth #2725 and in its Mobile Experience Center outside the convention center, representatives of the future Nokia Siemens Networks will present innovative, live demonstrations of how communications providers can bring fixed, mobile or converged networks to life for both consumers and businesses in North America. They will discuss how the convergence of fixed and mobile communications is fueling the creation of new services that are transforming the way people live and work. The future Nokia Siemens Networks will be at the forefront of this transformation, working to enable exciting services for everyone, anywhere, anytime.

“North America will be a critical market in shaping the industry as telecom, the Internet, media, and IT continue to converge and create new companies and business models,” said Mark Louison, Head of North America Designate. “Nokia Siemens Networks will be uniquely positioned to have the products, solutions, and people to work with operators to create new revenue streams as they transform their businesses in this converging world.”

Experience innovative converged technologies with the future Nokia Siemens Networks

At Booth #2725 and in the Mobile Experience Center outside the convention center, there will be hands-on demonstrations of today’s most compelling solutions for operators. Demonstrations will be organized in three main areas, Operational Fitness, New Revenue Opportunities and Transform Your Business:

1. Operational Fitness

-  “Fit for Business,” a software-based tool that allows benchmarking and modeling of an operator’s business and infrastructure plans and helps to assess an operator’s market position, growth opportunities and ways to improve overall profitability.

-  Service Delivery Framework (SDF), to streamline the pre-integration of best-of-breed solutions in networks, reducing time-to-market and increasing time-in-market.

-  Operations Support Systems (OSS), which can help manage the complexity of fixed, mobile or converged networks, but also generate new revenue streams.

2. New Revenue Opportunities

-  IPTV/Home Entertainment Service, which makes it easy for consumers to enjoy IP-based real-time home entertainment and communication services, including integrated video telephony and video sharing based on the IP Multimedia Subsystem (IMS) and Service Delivery Framework (SDF).

-  Hosted IP Centrex, which demonstrates an operator hosted business communication solution that enables carriers to provide network-based enterprise PBX-like services supported on any next-generation network architecture.

-  Voice Call Continuity (VCC), which offers a competitive advantage for an operator by allowing them to differentiate their VoIP offering as VCC, is not restricted to just home or office use, but can be used in both locations due to being a hosted service provided by an operator.

-  Enhancing Developer Communities, an IMS developer program that accelerates the development and reduces the “time to market” for new IMS-based applications.

3. Transform your Business

-  Multimedia Broadcast Multicast Service (MBMS), showing a more efficient future for services such as podcasting and TV streaming using cellular access and mobile devices.

-  Mobile Backhaul, which demonstrates comprehensive new solutions and technology options for optimizing the broadband access via a new system to translate ATM, TDM and IP protocols to Carrier Ethernet, transport and backhauling of mobile services over 3G and also future radio technologies.

-  Radio Evolution, which showcases how operators can minimize network deployment and operational costs with the market leading Nokia Flexi Base Station, the smallest and most efficient multi-technology base station with a unique design and architecture that delivers the benefits of modularity to GSM/EDGE, WCDMA/HSPA and WiMAX operators by optimizing the total value of ownership and energy efficiency for radio access networks. WiMAX will be demonstrated in the Mobile Experience Center.

-  Long Term Evolution (LTE), is the next evolution for all FDD based mobile networks like GSM, WCDMA and CDMA. LTE promises delivery of new multimedia intensive and rich call applications with full mobility and a flat network architecture. Flat network architectures will be introduced with Internet-HSPA to provide reduction in operational costs and improved user experience in WCDMA and a smooth migration path to LTE. LTE will be demonstrated in the Mobile Experience Center with data speeds in the 160Mb/s range.

For members of the media who would like to request interviews or experience demonstrations in the Mobile Experience Center at CTIA Wireless 2007, please call Lauren Barbier at +1 713-253-2442.

Nokia Siemens Networks will start operations on April 1, 2007, excluding Argentina, Colombia and Russia where anti-trust approval may still be pending.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Siemens AG

Siemens AG (NYSE:SI) is one of the largest global electronics and engineering companies with reported worldwide sales of $96 billion in fiscal 2005. Founded nearly 160 years ago, the company is a leader in the areas Medical, Power, Automation and Control, Transportation, Information and Communications, Lighting, Building Technologies, Water Technologies and Services and Home Appliances. With its U.S. corporate headquarters in New York City, Siemens in the USA has sales of $18.8 billion and employs approximately 70,000 people throughout all 50 states and Puerto Rico. Eleven of Siemens’ worldwide businesses are based in the United States. With its global headquarters in Munich, Siemens AG and its subsidiaries employ 460,000 people in 190 countries. For more information on Siemens in the United States: www.usa.siemens.com

About Siemens Networks LLC

Siemens Networks* engages in a dialog with its customers to create trendsetting communications solutions that help network operators and service providers achieve their business goals. Siemens Networks contributes its innovative strength, worldwide experience and notable implementation expertise in all areas of voice and data communications. As an innovation leader, Siemens Networks delivers customer value today and prepares customers for tomorrow with trendsetting solutions. Siemens Networks is a fully-owned subsidiary of Siemens AG and operates in about 100 countries.  More about Siemens Networks at www.siemens.com/networks

Forward looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, including achievement of agreement between Nokia and Siemens on the results and consequences of a Siemens compliance review, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Inquiries:

Nokia
Chantal Boeckman
Tel. +1 469-789-9594
Email: chantal.boeckman@nokia.com

Siemens
Susan de Jong
Tel. +1 561-350-5252
Email: susan.dejong@siemens.com

For interviews
Lauren Barbier
Tel. +1 713-253-2442

PRESS RELEASE

March 27, 2007

Nokia: “Convergence” on the future of mobility

“Four C’s” reflect Nokia’s strategy to connect millions of mobile workers

ORLANDO, FL - March 27, 2007 - “Convergence” isn’t just about technologies coming together. It’s about a rapidly-consolidating playing field where companies “converge” to lead the future of business mobility.

Nokia is poised to lead this convergence. At CTIA Wireless 2007 the company is showing how its business mobility products, solutions, ecosystem and strategy will benefit millions of mobile professionals in their work and personal lives and make it easier for IT managers to deploy and manage mobility solutions.

The combination of the Nokia Intellisync mobileware platform and Nokia Eseries devices significantly increases potential for businesses to achieve new levels of productivity and competitive advantage. It also presents opportunities for operators, service providers and systems integrators to drive subscriber growth and technology adoption with the advent of new solutions and capabilities.

“The mobile industry is clearly at a tipping point, in more ways than one,” said Scott Cooper, vice president, Mobility Solutions, Enterprise Solutions, Nokia. “We are seeing a more strategic approach to mobility - a shift from the point solution implementations that we’ve encountered in the past three years, to a new, more comprehensive approach to mobility. Enterprise customers will enjoy the benefits of always-on, robust and secure mobility solutions, beyond mobile email delivered to the executive suite or traveling sales staff.”

The advantages of adopting Nokia’s mobility solutions can be articulated in “Four C’s”:

Connectivity, Cost-savings, Creativity, Culture

Connectivity:  Nokia can connect with more devices, on more platforms, using more operating systems and technologies, than any other mobility or technology vendor.

-  Nokia Intellisync Mobile Suite offers the most extensive device support in the industry, 100+ devices on five platforms:  Symbian, WindowsMobile, Palm, UIQ, J2ME

-  Nokia Intellisync mobileware is  a platform that extends well beyond email, delivering mobile connectivity to virtually any business application or data source

-  With a vast suite of products that grow with the customer’s business, Nokia mobile solutions meet current and future mobility needs

Cost-savings: Nokia solutions drive efficiency and security for businesses, translating to higher return on investment and improved worker productivity.

-  Common user interface makes training, scaling and troubleshooting easier

-  Compatibility with a variety of back-end solutions like MS Exchange, Lotus Domino, Novell GroupWise and other POP/IMAP corporate messaging platforms protects a company’s existing email infrastructure

-  IP PBX-compatible mobile devices enable significant communications cost-savings to the enterprise by using VoIP in addition to cellular calling

-  Device management drives cost-savings and simplicity for IT managers, via traceability, security and over-the-air application installations

-  Consolidation of wireless, landline and data in ONE device simplifies support, drives scalability and realizes savings

Creativity: Nokia simplifies the process of connecting people, empowering them to focus on collaboration to drive business success.

-  Enabling data retrieval and distribution across any network connection to any device

-  Allowing third-party developers to customize robust applications unique to individual companies due to the open standards platform

-  Enabling rich end-user features and “beyond email” capabilities offered by application and filesync

Culture:  Nokia products and solutions deliver on a future where everyone is connected.

-  Giving mobile workers the ability to manage work/life balance effectively

-  Allowing companies to foster environments of innovation, collaboration and productivity

At CTIA, visitors to the Nokia stand (Hall B1 Booth #2537) can see demonstrations of the Nokia Intellisync Mobile Suite 8.0, the industry’s most comprehensive platform for business mobility. Nokia Intellisync Mobile Suite 8.0 combines a comprehensive platform of wireless email, file synchronization and application synchronization, with the full security, asset collection, reporting, and control via fully integrated device management.

Nokia will also be showcasing its business optimized Nokia Eseries devices, as well as software and enhancements at the show. Highlights include Nokia E62 and the anticipated second wave of Nokia Eseries business devices. In addition, featured offerings include other mobile application solutions such as business voice and VoIP over WLAN.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Americas
Communications
Tel. +1 972 894 4573
Email: communication.corp@nokia.com

Nokia, APAC
Communications
Tel. +65 6723 2323
Email: communications.apac@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 28, 2007

Nokia and EMI Music announce global marketing and content agreement

Capitol Music Group artists Lily Allen and Red Jumpsuit Apparatus to be first featured artists, Nokia to offer digital tracks, music videos, ringtones and wallpaper

Nokia Flagship Stores, Experience Centers, theaters and websites to showcase EMI music artist content around the world

New York, NY - Nokia, a world leader in mobile communications, and EMI Music, one of the world's leading music companies, have announced a marketing and content agreement in which EMI artists, beginning with Capitol Music Group artists Lily Allen and Red Jumpsuit Apparatus, will be featured in Nokia's Flagship Store locations worldwide, as well as Nokia's Experience Centers, theater locations and certain Nokia music-related websites across North America.  EMI will be the exclusive major label provider of music content for the retail program, and new content from its artists will be added and featured every 60 days.

Today's agreement comes at a time when demand for mobile entertainment continues to rise at a rapid rate.  According to Gartner, global spending on mobile music from ringtones to full-track downloads is expected to reach $32.2 billion by 2010, an increase of nearly two and a half times this year's predicted $13.7 billion.  To capitalize on this trend, Nokia has entered the market with music-enabled phones such as the Nokia N91 and Nokia 5300 XpressMusic, which allow people to conveniently carry their music with them wherever they go.  On the content side, EMI's digital revenues continue to climb, and mobile products represent one of the fastest growing segments.  As an example, EMI Music's revenues from mobile products increased 154% year-on-year from fiscal 2005 to 2006.

"With the proliferation of music-enabled phones, more people are using them not just to talk, but to listen to, discover and buy music," said Barney Wragg, Head of Digital for EMI Music worldwide.  "We're happy to be working with Nokia because so many of our goals are aligned, and we expect that our artists will benefit from global exposure and the chance to be heard among the millions of fans who use Nokia's cool new handsets."

The companies are collaborating to introduce consumers to new mobile entertainment products through hands-on experiences with new music on the mobile platform at multiple Nokia consumer touch points.  For example, Nokia's six flagship stores around the globe will feature in-store videos and point of sale material featuring EMI artists, its retail staff will use EMI artist content to demonstrate its newest music-enabled handsets, and EMI content will also be prominently featured on select Nokia consumer websites.  Consumers can obtain free downloads, wallpapers, videos, ringtones and more from the EMI Featured Artists via in-store demos, which may include lessons in side-loading content.

"Mobile entertainment represents a major growth opportunity for us and our artists and it also provides fans with a cool, convenient and enjoyable legal way to experience their favorite artist's music," said Jeff Kempler, COO Capitol Music Group.  "This compelling new program with Nokia - the world's #1 handset manufacturer - provides global exposure for our artists, and will get music fans more excited about and comfortable with, acquiring music through mobile devices."

Each Nokia Flagship Store features a dynamic retail environment with state-of-the-art multimedia displays. These displays invite guests to try out the features of a wide range of Nokia products, while giving fans access to exclusive mobile content from EMI artists.  In 2005, the Nokia Theatre opened in Times Square, bringing top-name music and other live entertainment acts into a 2,100 seat venue in the heart of Manhattan.  The company also opened a series of Nokia Experience Centers that offer additional opportunities to learn and explore the possibilities offered by Nokia products.

"Nokia is about much more than just manufacturing phones. Nokia is about connecting people, and nothing brings people closer together than music and conversation," said Jo Harlow, senior vice president of marketing for Nokia. "It's only natural that leading companies like EMI and Nokia would combine their respective expertise in much the same way, making mobile music more accessible to people via a new and innovative joint marketing program".

About Lily Allen and The Red Jumpsuit Apparatus

Capitol Records' Lily Allen, an artist dubbed "the queen of MySpace", has already received widespread acclaim for her debut album, Alright, Still, which was released in the US on January 30 and debuted in the top 20 on the Billboard Top 200 chart.  Allen, who recently performed on Saturday Night Live, has been recognized as an artist to watch.  She has garnered critical acclaim in outlets such as The New York Times, Vibe, Rolling Stone, Pitchfork, Spin and the Los Angeles Times, and she also ranked #1 on Blender's list of "25 Reasons to Love '07" and #1 in URB's Future Music issue.

Virgin Records rock quintet The Red Jumpsuit Apparatus' debut album Don't You Fake It has already been certified gold, and the album's first single, "Face Down" is still a top 10 song at Alternative Radio 42 weeks after its release, and it continues to perform well on the Pop Radio chart where it is approaching the top 10..  The band has a rabid online following as well and is consistently one of the most played/viewed artists on MySpace.com and Purevolume.com, among other sites.  The band is currently headlining the 2007 Take Action! Tour, which benefits the Youth America Hotline! (YAH!), and encourages young fans to engage with local organizations to combat depression and suicide.

About the Capitol Music Group

The Capitol Music Group consists of the Capitol and Virgin imprints and its roster includes such artists as 30 Seconds to Mars, Lily Allen, The Beatles, Corrine Bailey Rae, Dem Franchize Boyz, Chingy, Coldplay, Decemberists, OK Go, Gorillaz, Interpol, Lenny Kravitz, The Red Jumpsuit Apparatus, The Rolling Stones and Joss Stone.

About EMI Music

EMI is one of the world's leading music companies, operating in 50 countries. Its EMI Music division represents over 1000 artists spanning all musical tastes and genres. Its record labels include Angel, Astralwerks, Blue Note, Capitol, Capitol Nashville, EMI Classics, EMI CMG, EMI Records, EMI Televisa Music, Manhattan, Mute, Parlophone and Virgin. For further information on EMI, please visit:  www.emigroup.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media Relations

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

For EMI

Amanda Conroy, EMI London, +44 207 795 7529

Dylan Jones, EMI London, +44 207 795 7335

Jeanne Meyer, EMI New York, +1 212 786 8850

Adam Grossberg, EMI New York, +1 212 786 8855

www.nokia.com

PRESS RELEASE

March 29, 2007

Nokia brings bold style of the L'Amour Collection to CDMA markets worldwide

New Nokia 7088 phone satisfies both the practical and passionate with high style and a strong feature set

Espoo, Finland - Inspired by the same indulgent palate of colors and textures that has defined Nokia's L'Amour Collection as the pinnacle of mobile fashion design, the Nokia 7088 makes its debut today, bringing a new level of sophistication to the CDMA market. The Nokia 7088 is not only the first CDMA model in the popular L'Amour Collection, but it is also the first to apply this collection's remarkable design language to a sliding configuration.

The Nokia 7088 makes a striking first impression, with attention drawn immediately to its jewel-like select key and carefully sculpted directional pad set into a metallic frame. Bold leather-inspired textures are found on front and back surfaces of the Nokia 7088, enhancing the tactile experience, and further accentuating the artful balance between technology and nature that is the hallmark of the L'Amour Collection's design ethos.

"The Nokia L'Amour Collection has been enthusiastically received by design minded individuals around the world. We are pleased to be able to bring this bold expression of style and taste to CDMA customers," said Larry Paulson, vice president and general manager of Nokia's CDMA business. "The Nokia 7088 is certain to attract instant attention with its beautiful form and generous set of features.  Coupled with Nokia's hallmark quality and easy-to-use interface, we are sure that customers will have a great long-term relationship with it as well."

A dedicated key makes it easy to activate the integrated video recorder and camera with LED flash, allowing captured images and video clips to be enjoyed on the extra-large 128 x 160 pixel color display found on the Nokia 7088.  A two-way speakerphone, voice recorder and calendar feature make the Nokia 7088 as productive as it is fashionable while the built-in mobile browser can be used to access information on the go.

The Nokia 7088 is expected to be available in selected markets in Asia/Pacific, Middle East, Africa, China and Latin America during the 2nd quarter of 2007.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 29, 2007

Nokia 5700 XpressMusic: Adding a new twist to mobile music

3G Smartphone can download and play tracks from range of Internet music stores

Espoo, Finland - Today, Nokia revealed the Nokia 5700 XpressMusic, an accessible 3G smartphone augmented by a dedicated audio chip for enhanced music performance. The Nokia 5700 XpressMusic features an iconic twist design that easily switches between four modes at the flick of the wrist - music player, 2 Megapixel camera, video call and smartphone. Combining the benefits of a music-oriented, multipurpose device featuring 3G dataspeeds, the Nokia 5700 XpressMusic is expected to retail for an estimated EUR 350 before taxes and subsidies during the second quarter of 2007.

"The Nokia 5700 XpressMusic adds a new twist to the mobile music experience with compatibility for tracks purchased from many Internet music stores," says Heikki Norta, Senior Vice President, Mobile Phones, Nokia. "In addition the Nokia 5700 XpressMusic features a dedicated audio chip for improved music performance which consumers can further enhance by selecting from an ever increasing line of compatible audio enhancements."

Using an optional 2GB MicroSD card, the Nokia 5700 XpressMusic supports up to 1500 tracks that can be enjoyed using Bluetooth stereo headphones, with their own favorite 3.5mm plug-equipped headphones and the included headset adaptor or through built-in stereo loudspeakers. Loading songs onto the Nokia 5700 XpressMusic is fast and easy as consumers can choose from a broad range of supported digital formats, including WMA, MP3, AAC, as well as eAAC+ and MP4. When purchasing music online, shoppers again have the luxury of choice as they can select from a range of Internet music stores, also those utilizing Windows Media Player Digital Rights management (WMDRM). The optimized music player in the Nokia 5700 XpressMusic supports album art, playlists, plus a 5-band equalizer and audio visualizations.

3G and video are part of the package

More than a music-only device, the Nokia 5700 XpressMusic brings videos to life on a vibrant color screen supporting up to 16 million colors for exceptional video playback. With 3G high-speed data connectivity, the Nokia 5700 XpressMusic makes browsing, downloading and streaming multimedia content much more convenient and faster than before. A video call feature and the built-in 2 Megapixel camera make it easy to share moments with friends and family.

The Nokia 5700 XpressMusic is based on the world's leading S60 software running on Symbian OS. S60 enables consumers to personalize their device with a wide choice of compatible applications that can be downloaded to the Nokia 5700 XpressMusic, including games, navigation, entertainment, productivity and creativity.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

March 29, 2007

Nokia 5070: Fun and function

Espoo, Finland - Designed with the needs of young consumers in mind, the newly announced Nokia 5070 features a compelling blend of fun and function for today's socially networked mobile customer. With strong messaging, leisure and personalization features, the Nokia 5070 has everything that the mobile social set needs. The Nokia 5070 will be available in the second quarter of 2007 with an estimated retail price of EUR 100 excluding taxes and subsidies.

A full set of messaging features is sure to satisfy the need to connect via text, voice and images. With just a few keystrokes, friends' contact information can be accessed and messages quickly composed and delivered. When a quick voice messaqe is more convenient, the Nokia 5070 offers the option to send off quick voice messages via Nokia Xpress Audio Messaging. And of course, since a picture is worth a thousand words, the built-in camera can snap pictures of friends, weekend trips or any of life's amusing moments and then share via MMS.

When not busy staying in touch, owners can enjoy the fun that the Nokia 5070 is built to deliver. With an integrated FM radio, tuning into the hottest radio channels in town is quick and easy, especially since a stereo headset comes included in the sales package. If a quick game is more appropriate, pre-installed java games such as the widely popular Sudoku can be found on the Nokia 5070. With a built in web browser, surfing the web and checking sports results or movie timetables is also possible with the multi-talented Nokia 5070.

As unique as the Nokia 5070 is, owners are sure to want to make theirs just as individual as themselves. MP3 ringtones are at hand to ensure that each time it rings, the Nokia 5070 can reflect its owner's style, mood or music taste. Additionally, a variety of wallpapers and themes can also be downloaded to give the Nokia 5070 even more of a personalized touch.

The Nokia 5070 has talk time up to 3.5 hours and the standby time is up to 12 days and is available in two fresh colors, red or blue.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel